l Report

Expanding the Boundaries of Power


EATON
Powering Business Worldwide

Eaton Corporation is a diversified power management company with more than 100 years of experience providing energy-efficient solutions that help our customers effectively manage electrical, hydraulic and mechanical power. With 2011 sales of $16.0 billion, Eaton is a global technology leader in electrical components and systems for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 73,000 employees and sells products to customers in more than 150 countries.

WHERE WILL THE POWER COME FROM TO SHAPE TOMORROW'S WORLD?

Increasing production is only part of the answer. The world also needs to manage power more effectively to grow. At Eaton, we're expanding the boundaries of power by helping our customers to manage power more efficiently, reliably, safely and sustainably. And that's helping us expand our own boundaries—into new markets, new geographies and new opportunities for growth.

2011 Financial Highlights



NET SALES
(Billions of dollars)
$13.0
$15.4
$11.9
$13.7
$16.0
2007
2008
2009
2010
2011
OPERATING EARNINGS PER COMMON SHARE (Dollars per share)
$3.45
$3.42
$1.30
$2.81
$3.96
2007
2008
2009
2010
2011



CASH FLOW FROM OPERATIONS
(Billions of dollars)
$1.16
$1.44
$1.41
$1.28
$1.25
2007
2008
2009
2010
2011



NET-DEBT-TO-TOTAL-CAPITAL RATIO (Percentage)
34.9%
37.2%
28.4%
23.7%
26.5%
2007
2008
2009
2010
2011

	AS REPORTED		AS ADJUSTED ON AN OPERATING BASIS*	
	2011	2010	**2011**	2010
(In millions except for per share data)				
Net sales	$16,049	$13,715	$16,049	$13,715
Income before income taxes	1,553	1,036	1,567	1,076
Net income	$ 1,352	$ 937	$ 1,362	$ 964
Less net income for noncontrolling interests	(2)	(8)	(2)	(8)
Net income attributable to Eaton common shareholders	$ 1,350	$ 929	$ 1,360	$ 956
Net income per common share–diluted	$ 3.93	$ 2.73	$ 3.96	$ 2.81
Weighted-average number of common shares outstanding–diluted	342.8	339.5		
Cash dividends paid per common share	$ 1.36	$ 1.08		
Total assets	$ 17,873	$17,252		
Total debt	3,773	3,458		
Eaton shareholders' equity	7,469	7,362		

*Results on an "operating basis" exclude pretax charges for acquisition integration actions of $14 in 2011 ($10 after-tax, or $0.03 per common share) and $40 in 2010 ($27 after-tax, or $0.08 per common share).

COMPANY STOCK PERFORMANCE



Eaton
S&P 1500 Industrial Machinery Index
S&P 500 Index
$400
$350
$300
$250
$200
$150
$100
$50
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

The above graph compares the cumulative total return to shareholders for Eaton, the S&P 500 Index, and the S&P 1500 Industrial Machinery Index on an initial $100 investment over the time period 2000 through 2011. The shareholder returns reflected on the graph assume dividends were reinvested as of the ex-dividend date.

ACHIEVING RECORD RESULTS IN A HALLMARK YEAR

Eaton is well positioned to profit from the ever-increasing global cost of discovering, extracting, processing, distributing and using energy.



To Our Shareholders:

In 1911, young entrepreneur Joseph Oriel Eaton staked his future on a transformational axle for the fledgling U.S. trucking industry. He bet upon a megatrend—that the transportation industry would become a hallmark of American industry and our economy. And he was right.

A century later, we still benefit from our founder's original vision and values. But we're focused on an even bigger megatrend—the ever-increasing cost of energy. We at Eaton help customers meet that challenge by developing new ways to use power more efficiently, reliably, safely and sustainably.

The need for such "power management" solutions spans all industries and geographies—and it's growing. Eaton stands apart because we can address the need across power management technologies—electrical, hydraulic and mechanical—and across every region of the world in which our customers do business.

This strategic combination of diversity and balance enabled us to achieve record results during 2011, our 100th anniversary year. We believe even bigger growth opportunities lie ahead, as we "expand the boundaries of power."

Record sales and earnings; increased quarterly dividend

Among the year's financial and operating highlights:

- Our sales surpassed $16 billion for the first time, up 17 percent from 2010.
- Our net income per share increased 44 percent, to $3.93, beating our previous record, set in 2007, by 19 percent.
- We contributed $372 million to our pension plans, strengthening our balance sheet.
- We generated $1.25 billion in cash from operations and increased our quarterly dividend rate by 17 percent.
- We completed eight acquisitions: E.A. Pedersen Company, IE Power Inc., ACTOM (Pty) Ltd.'s low-voltage electrical business, C.I. ESI de Colombia S.A., Tuthill Corporation's Coupling Group, Internormen Technology Group and E. Begerow GmbH & Co. KG. We also acquired our joint venture partner's interest in Moeller HPL India Private Ltd.
- We launched Eaton SAMC (Shanghai) Aircraft Conveyance System Co. Ltd., a joint venture with Shanghai Aircraft Manufacturing Co. Ltd. (SAMC), a subsidiary of Commercial Aircraft Corporation of China (COMAC).
- We further strengthened our workforce, and 97 percent of our global employees participated in our annual survey.
- We improved our employee safety record by 8 percent.
- We split our stock two-for-one as our share price crossed the $107 level.

Despite achieving these results, we were disappointed that our total shareholder return was negative 11.8 percent in 2011, after our spectacular 64.2 percent gain the previous year. For comparison, in 2011, total shareholder return was 8.4 percent for the Dow Jones industrial average, 2.1 percent for the S&P 500 and negative 0.8 percent for the Nasdaq composite index.

Since 2000, Eaton stock has delivered a strong 12.1 percent compounded annual total shareholder return.

We continue to expand our global presence



2011 sales
by final destination
28%
45%
27%
U.S.
International Developed
International Emerging
2011 sales
by business segment
18%
10%
16%
11%
45%
Electrical
Hydraulics
Aerospace
Truck
Automotive

The power of geographic and economic cycle balance

While we cannot control the economic cycle or the rate of global growth, Eaton is well positioned to profit from the ever-increasing global cost of discovering, extracting, processing, distributing and using energy. Our broad-based electrical, fluid and mechanical technologies, deployed through our comprehensive global footprint, give us the power to prosper, even in volatile times. That principle was proven again in 2011, as world markets grew at significantly different rates, and commodity and currency values fluctuated with every new headline.

Geographic balance. As the year began, the economies in many emerging nations were booming, but by the second half, the more restrictive monetary policies enacted in order to cool accelerating inflation levels led to lower growth. Even so, our sales in emerging nations grew to 27 percent of consolidated sales in 2011. By midyear, European economies were fully embroiled in the fiscal crisis, and growth rates began to decline. And in the U.S., the year started strongly—then hesitated as the pains of the fiscal crisis debate engaged much of the country—before exiting on a note of stronger growth. Despite all these changes in economic conditions during one year, our balanced geographic footprint allowed us to achieve all-time record revenues and profits.

Economic cycle balance. A year ago, I shared our expectation that 2011 held the potential for all six of our business segments to grow more strongly than in 2010. With our results now in hand, we can say that this expectation fully materialized. As we look back at the year, our early-cycle and mid-cycle markets continued to strengthen, building upon the strong momentum we experienced in 2010. And as expected, our late-cycle markets, such as commercial aerospace and U.S. nonresidential construction, began what we believe was the first of several years of solid growth. We expect to see continued growth in all six of our segments in 2012 as well. Our balance is working and delivering above-average earnings growth potential throughout the cycle.

Record-setting performance in our businesses

Electrical. Our Americas business achieved new records in revenues, in spite of still-recovering nonresidential construction markets. Our Rest of World segment also notched new records in revenues, especially noteworthy in light of the weak demand in Europe and weakened demand in Asia, particularly during the second half of the year.

Our leading technologies in arc-flash, circuit protection and power quality, coupled with our rapidly growing engineering services business, are testimony to our increased capabilities being recognized by our customers. During 2011, we continued to strengthen our Electrical business portfolio by acquiring E.A. Pedersen Company, IE Power Inc., ACTOM (Pty) Ltd.'s low-voltage electrical business, C.I. ESI de Colombia S.A. and our joint venture partner's interest in Moeller HPL India Private Ltd.

Hydraulics. Our Hydraulics business continued the strong momentum of 2010, setting new revenue and profit records in 2011. Continued strong demand in the mobile equipment markets was complemented by strengthening demand in the stationary or industrial end markets. While the Chinese construction equipment market weakened markedly in the second half of the year, we believe this market will resume attractive growth rates in the second half of 2012. We significantly enlarged the scope and scale of our Filtration business through the acquisitions of Internormen Technology Group and E. Begerow GmbH & Co. KG.

Aerospace. Global air travel continued to recover in 2011, and our Aerospace business benefitted from the beginning of what we believe will be a super cycle in the commercial aerospace markets. Single-aisle commercial aircraft monthly build programs are accelerating, and our significant content on new programs such as the B-787 and A-350 hold promise for significant additional volumes, as these new platforms go into higher-level production. Offsetting this strength in commercial aircraft production is the reduction in military aircraft. While there is no question that overall production rates will decline, our

Our businesses are balanced through the economic cycle


No cycle
$2.2 billion in revenues
Electrical service, defense, filtration, aerospace aftermarket
14%
Early cycle
$5.5 billion in revenues
Residential electric, single-phase power quality, heavy-duty truck, automotive
34%
2011 global cycle
23%
Late cycle
$3.6 billion in revenues
Commercial aerospace, nonresidential construction, large data centers
29%
Mid cycle
$4.7 billion in revenues
Hydraulics, industrial controls, medium-duty truck, midsized data centers

positioning on key programs such as the Lockheed Martin F-35 Joint Strike Fighter, the U.S. Air Force's new KC-46 tanker and new heavy-lift helicopters will serve us well.

Truck. After a number of years of below-trend demand, the North American heavy-duty truck market surged in 2011. Against this backdrop of improved demand, our business performed well, achieving record revenues and profits. Our new UltraShift PLUS transmission and both hybrid electric and hybrid hydraulic powertrains offer industry-leading performance to our customers. Importantly, our growing business in South America and Asia Pacific provides great global balance as we capitalize on exciting program wins serving these fast-growing end markets.

Automotive. Our leading technologies that enhance fuel economy and reduce emissions continue to pace our global growth. Our impressive wins around the world with our supercharger, variable valve actuation and hollow-valve technologies allowed us to capitalize on the stronger-than-expected global markets in 2011. More importantly, the outsized wins we booked in 2011 hold the promise for significant additional growth in 2012 and beyond.

The year ahead and century to come

As we enter 2012, the global economic outlook remains challenging. Growth in the Eurozone has been paralyzed by enormous fiscal and monetary challenges. The emerging nations are just beginning to recover from a period of slower growth caused by the significant interest-rate increases enacted to stem high levels of inflation. And the United States, while improving, is still growing well below trend growth rates. Faced with subtrend global economic growth, companies must create their own growth.

We are ready for this challenge and greet it with renewed optimism and calibrated confidence. In the global recession of 2008-2009, we learned significant lessons that have resulted in important changes to our business model. These changes, coupled with our continuous cycles of productivity improvement and the competitive, high-value new technologies we brought to our customers, allowed us to achieve record sales and profits in 2011. We know that continued change and agility will be key to continuing to compete successfully.

We begin Eaton's "second century" as a fully transformed company. Once focused solely on North American vehicle markets, Eaton today is a global power management company. We utilize the Eaton Business System to run our enterprise as an integrated operating company, capturing advantages of scale and breadth, while we provide a distinctive learning environment for our team members and remain grounded as a values-based enterprise.

Our calibrated confidence is founded most fundamentally in our values-based culture. I recognize that many companies have a written commitment to the highest values—we do as well, but at Eaton we live them. Our values power our team members globally and provide each one of us with the confidence to embrace change and make a difference for our customers every day. We are proud of our values and proud of our company. And as a team we make our annual pledge to you, our shareholders: We are committed to Doing Business Right.

On behalf of our entire Eaton team, thank you for your continued support.

Alexander M. Cutler

Alexander M. Cutler
Chairman and Chief Executive Officer

TRANSFORMING ENERGY EFFICIENCY INTO NEWFOUND POWER

Whether you're concerned about conserving the environment or your bottom line, energy efficiency addresses both challenges. Eaton provides a wide variety of energy-saving solutions, which we enthusiastically employ ourselves.

Eaton reduces the operating costs and environmental impact of power-hungry data centers.

Data centers consume an estimated 2 percent of all electricity in the U.S. and 1.3 percent of all electricity use in the world. Rising costs—and mounting interest in sustainability—are driving many organizations to seek more cost-effective solutions while maintaining IT system reliability and uptime. Eaton provides comprehensive grid-to-server "green computing" solutions, including uninterruptible power systems (UPSs), surge-protection devices, low- and medium-voltage switchgear, power distribution units, racks and thermal management systems. We also provide power management software to optimize data center efficiency, and comprehensive design, installation and maintenance services. Delivering up to 10 percent energy savings compared to older technologies and 99.999 percent or better availability, Eaton UPSs are the technology of choice for data centers across the world—including one of the largest telecom data centers in Asia, operated by China Unicom. Eaton UPSs are also employed by a wide range of customers—from medical centers and transportation hubs to entertainment venues—to safeguard equipment and ensure a continuous flow of electricity to critical operations.

Buildings consume 40 percent of the world's energy. We're changing that equation, one building at a time.

Eaton products and services help customers design new energy-efficient buildings and modernize existing buildings to increase reliability, reduce energy costs and meet sustainability goals. Among our many solutions: Eaton lighting control systems can reduce energy consumption in buildings by 20 to 25 percent; our adjustable-frequency drives lower the high cost of powering heating, ventilation and air conditioning (HVAC) systems by 10 to 50 percent. Our global Energy Solutions team is one of the largest and most experienced providers of engineering services in the industry, providing comprehensive energy assessment, design, installation and support services. During 2011, the U.S. Department of Energy qualified Eaton as an energy service company (ESCO), recognizing Eaton's ability to meet the highest standards in managing energy-efficiency projects. The ESCO designation helped us win several significant contracts during the year, including a multi-facility retrocommissioning project (bringing older buildings up to modern standards) for the U.S. Department of Veterans Affairs.

New Eaton data centers and world headquarters showcase our energy-saving solutions.

At Eaton, we practice our own energy-efficiency principles. In June, we opened two new data center facilities in Kentucky, both of which have received LEED (Leadership in Energy and Environmental Design) Gold Certification. The state-of-the-art facilities incorporate Eaton's latest energy-management technologies and other innovations to reduce their square footage, maximize energy efficiency and conserve water. For example, the facilities are designed to operate six to nine degrees warmer than typical data centers, reducing our energy and water consumption. We're applying similar ideas to the design of our new world headquarters in Cleveland, Ohio. Opening in early 2013, the new facility will feature numerous Eaton products—including variable-frequency drives and a Forseer monitoring system—as well as a novel HVAC system design that will collectively reduce the building's energy use by an estimated 40 percent. The new headquarters will also include a 288-kilowatt rooftop solar photovoltaic system, showcasing Eaton's technologies and engineering services to visitors.


Inefficiency squanders more than half of all energy produced.
UNDERGROUND


Three billion new
middle-class consumers will
demand higher productivity

POWERING A REVOLUTION IN SMART MACHINERY

Combining our expertise in both electronics and hydraulics, Eaton is well positioned to lead the development of new "mechatronics" solutions that drive productivity and improve efficiency — across industries and applications.

Electro-hydraulics pack more muscle and greater control into smaller, more efficient machines.

Manufacturers of heavy equipment face the same tough challenge from customers: Produce more; consume less. By integrating "intelligent" electronic sensors and controls into our hydraulic systems, Eaton is pioneering new electro-hydraulic solutions that deliver power only where it's needed, when it's needed and with far greater operator control. Among the applications: We helped a construction equipment manufacturer improve the performance of a popular vehicle and downsize its engine, reducing fuel consumption and emissions (meeting new Tier 4 emissions regulations). We improved the uptime and operability of massive rock crushers, mining conveyers, concrete sprayers and cargo-handling equipment. We're even accelerating agricultural equipment: A potato harvester powered by an Eaton electro-hydraulic system operates at speeds up to 50 percent faster than competitors to harvest more potatoes per hour, bruise-free.

Power on Demand and Hydraulic Launch Assist technologies turn waste trucks into energy savers.

Many commercial vehicles keep power flowing to hydraulic pumps and motors whether the functions they control are operating or not. Eaton Power on Demand (POD) systems eliminate that waste by employing variable displacement systems that sense required flow and pressure during work cycles. On refuse trucks, for example, Eaton POD systems can help operators save up to 12 percent in fuel costs — or about 1,500 gallons of fuel per year per truck, and prevent more than 10 tons of CO_2 from being emitted into the atmosphere. In test trials, side-loading refuse trucks equipped with Eaton POD systems finished identical routes about two hours faster, a 20 percent improvement in productivity. Eaton's patented Hydraulic Launch Assist technology can reduce fuel consumption by an additional 1,500 gallons of fuel per year and extend brake life up to 300 percent. So, even though refuse trucks are collecting waste, they don't have to waste energy doing it.

Eaton's lean automation helps manufacturers reduce costs and speed new products to market.

As the world's population and wealth has grown, so has the demand to produce more goods — from automobiles to antiperspirants. Eaton is working with machinery original equipment manufacturers (MOEMs) to deliver those goods faster and more affordably than ever. Eaton's "lean automation" solution — consisting of pluggable SmartWire-DT and HMI/PLC technology — enables MOEMs to vastly reduce the time and engineering cost to design new equipment, and to build simpler machines with smaller footprints that deliver greater productivity, easier diagnostics and higher uptime to customers. Eaton's lean automation solution can reduce engineering costs by up to 70 percent and reduce the time required for wiring, testing and commissioning by up to 85 percent, helping MOEMs and their customers to speed new products to market.

LifeSense hydraulic hose thinks for itself, increasing equipment uptime and operator safety.

Even a small hydraulic leak can pose huge safety hazards and grind massive machines to a halt. That's why Eaton developed the new LifeSense hydraulic hose condition-monitoring system that detects potential problems before they occur and sends an alert to operators to replace the hose prior to failure. Launched in 2011, LifeSense hoses contribute to safer workplaces, less downtime and fewer environmental spills. The technology also prevents hoses from being replaced too soon, reducing waste and cost.

PROPELLING INNOVATIONS IN TRANSPORTATION

The demand for safe, efficient and economical transportation is growing as fast as the world's developing economies. Eaton technologies are helping to power next-generation transportation solutions that will continue to propel our growth.

Eaton helps make air travel more affordable — and more environmentally responsible — for millions.

Eaton's aerospace business has grown by more than tenfold over the past 15 years to $1.65 billion in 2011. We've done it by continually expanding our capabilities — and by answering the industry's demand to reduce the weight of aircraft, improve fuel economy, enhance reliability and make flying safer. Applying our expertise across disciplines — including electronic, hydraulic, fuel and electrical systems — Eaton is answering that challenge for the world's largest commercial and military aircraft manufacturers, as well as emerging leaders like China's COMAC and Russia's Irkut. Eaton played a key role in the development of the world's first commercial composite aircraft — the Boeing 787 — a lightweight and super-efficient aircraft that uses 20 percent less fuel than similar-sized jets. Our contributions to the 787 include innovative fuel system components and system engineering contributions that further reduce the aircraft's weight and protect it against lightning strikes.

Powered by Eaton technologies, commercial vehicles shrink their operating costs and carbon footprints.

Eaton hybrid power enables buses, delivery trucks, utility trucks and many other commercial vehicles to operate more cleanly and efficiently. More than 5,500 of our hybrid electric and hybrid hydraulic systems are on the road today, accumulating an estimated 200 million miles of service, reducing diesel fuel consumption by 8 million gallons and eliminating 80,000 metric tons of harmful emissions from the environment. New customers in 2011 included Argentine bus manufacturer TATSA. Eaton's UltraShift PLUS automated transmissions enable a growing number of commercial vehicles — from heavy-duty tractor-trailers to snow plows and concrete mixers — to reduce fuel consumption, operating costs and emissions. Easier to operate than traditional manual transmissions, the UltraShift PLUS transmission improves driver safety and increases fuel efficiency by as much as 23 percent.

Eaton charging stations supply the juice that the electric vehicle market needs to grow.

The U.S. Department of Energy projects there will be more than 1 million electric cars on American roads by 2015 and up to 40 million by 2030. Eaton is working to build the infrastructure that will power them. Eaton's Pow-R-Station charging stations can charge a depleted electric vehicle (EV) in as little as three hours, and our DC Quick Charger can charge an EV's battery to 80 percent in 20 to 30 minutes (making it a perfect solution for parking garages and highway rest stops). We also design and install EV systems — as we have for numerous customers, including state and local governments — and market charging stations for the new Mitsubishi Innovative Electric Vehicle (i-MiEV), now being delivered in North America. Beginning in 2012, Eaton charging stations will be able to connect to Coulomb Technologies' ChargePoint Network, the largest network of independently owned charging stations in the world.

Combining power and fuel efficiency, Eaton superchargers deliver guilt-free driving satisfaction.

When Nissan set out to "achieve the lowest level of fuel consumption in the world for a gasoline-powered engine," it turned to Eaton for help. Eaton supercharger technology helps manufacturers like Nissan use smaller, more fuel-efficient engines without compromising performance or drivability. Today, we're working to deliver the same "thrill of efficiency" across continents and vehicle platforms — from China's Chery to Europe's Audi and Volkswagen, to Ford, Cadillac and Chevrolet in the U.S.


Transportation accounts
for 23 percent of
global CO_2 emissions.
ANOTHER TRAIN
COMING
if lights
continue to show
KEEP
CROSSING
CLEAR
6 km
2.9 m
162.3


Energy demand
will double globally
over the next 40 years.

EXPANDING
TRADITIONAL AND RENEWABLE ENERGY RESOURCES

To meet growing energy demands, we need to uncover new carbon-based resources safely and responsibly while making renewable energy more practical and accessible. We're working with leaders to deliver solutions on both fronts.

Brazil aims to triple oil production by 2020, increasing the world's energy supply. We're there, lending a hand.

Off the coast of Brazil, buried beneath miles of water, rock and salt, lies one of the biggest oil reserves in the world. Eaton is working with one of the world's largest oil and gas companies and its supply partners to safely bring that oil to the surface, and to help Brazil meet an aggressive goal of tripling its oil production—from approximately 2 million barrels a day to 6 million barrels a day—before the end of the decade. Among our contributions: Eaton's Synflex thermoplastic hoses enable oil drilling platforms and rigs to operate more safely and reliably at extreme subsea depths. Our arc-resistant low- and medium-voltage switchgear distributes power to facilities safely, reliably and efficiently. We maintain Eaton XL motion-compensation cylinders on an ultra-deepwater drill ship in the region, and our ReactoGard filtration systems enable local oil refineries to improve quality, enhance performance and meet ultra-low sulfur emission regulations.

Eaton expands presence in Middle East, helping global leaders expand their production capabilities.

Energy and petrochemical companies face the dual challenge of increasing production while improving the safety and efficiency of their operations. Eaton power systems help our customers do both—in the harshest of environments—whether upgrading aging infrastructure or building new state-of-the-art facilities. During 2011, we expanded our global presence in this market, including winning several high-profile projects in the Middle East. In Iraq's oil-rich Manjoon Field, for example, we're helping one of the world's largest energy companies increase its production by refurbishing low- and medium-voltage switchgear critical to the project's safe and efficient operations. We also won new power system and service contracts for prominent oil and gas projects in Kuwait, Qatar (the Barzan Gas Field) and onshore and offshore projects in the United Arab Emirates.

Eaton transforms energy from the sun and wind into more power on the grid.

Fueled by a growing number of large-scale utility projects, a record 1.7 gigawatts of new photovoltaic (PV) solar systems came online in the U.S. during 2011, nearly a 70 percent increase over the previous year. Eaton continues to benefit from this trend, providing vital "balance-of-system" products needed to convert and distribute that power to the grid. We also provide turnkey solar system design and installation. During 2011, we won an $8.1 million contract to provide power distribution and filtration equipment for what will be one of the world's largest solar plants—a 280-megawatt concentrating solar-power facility in Arizona. We also acquired IE Power, which manufactures high-power inverters, further expanding our ability to participate in utility-scale solar projects. Eaton also serves the global wind energy market—including our first South American contract in 2011—with a variety of hydraulic and electrical solutions.

Hydropower is the world's No. 1 source of renewable energy. Eaton keeps the big wheels turning.

Eaton not only provides electrical and hydraulic solutions for new hydropower projects across the globe, we also work with customers to improve the performance and efficiency of older plants. During 2011, for example, we received a $10.9 million contract to modernize the electro-mechanical technology for the Niagara Power Project, New York's largest electricity producer, enabling the utility to generate clean, carbon-free power for years to come.

ADVANCING SUSTAINABLE SOLUTIONS TO MEET INSATIABLE DEMANDS

Every day, Eaton employees combine their ingenuity to deliver more effective and sustainable power management solutions. By enhancing our product development processes, we aim to further minimize our impact on the environment.

Eaton's Innovation Centers lead our quest to develop more sustainable products and processes.

Just over 100 years ago, Viggo Torbensen and Joseph Eaton teamed to develop an axle that enabled trucks to endure the rugged roads of the early 20th century, save fuel and reduce maintenance costs. That single product launched what became Eaton Corporation and a long tradition of developing innovative power management solutions for our customers. During 2011, Thomson Reuters included Eaton in its "Top 100 Global Innovators" list for our technical achievements, which now span more than 9,000 patents, including more than 750 granted during the year. Led by Eaton's network of global Innovation Centers, Eaton people worldwide are developing tomorrow's breakthroughs in energy efficiency, fuel economy, greenhouse-gas reduction and safety. In January 2012, we opened a new Innovation Center in Prague—our fifth center, complementing facilities in the U.S., China and India. We estimate that new technologies being developed at Eaton's Innovation Centers have the potential to reduce the CO_2 emissions of our applications by up to 60 percent by 2050, helping to combat climate change. We're also working on new ways to make renewable energy more efficient and affordable, accelerating the deployment of wind and solar power worldwide.

Integrated Design for Environment initiative evaluates every stage of a product's life — from whiteboard to recycling bin.

Eaton has long designed products that help our customers reduce their environmental impact. During 2011, we made Design for Environment (DfE) an integrated part of our PROLaunch new-product development process. DfE provides Eaton design and engineering teams with tools and activities to lessen the environmental impact of future products. Throughout the process, the environment is considered a "customer" and all stages of a product's life (cradle to grave) must be considered. Four characteristics—energy efficiency, resource efficiency, recyclability and compliance to regulations—are closely scrutinized at each product life stage, guiding design team decisions.

Expanding our sustainability commitment with life-cycle assessments and product stewardship.

To assist our DfE efforts and further quantify the environmental benefits of Eaton products, we continue to expand our life-cycle assessment (LCA) capabilities at one of our engineering centers in Pune, India. Experts from the Pune facility work closely with our Innovation Centers and Eaton product design teams to perform both screening and detailed LCAs, projecting a full range of environmental impacts across the life cycle of individual products, as well as on individual product design and manufacturing decisions. During 2011, we also began laying the framework for a companywide product stewardship program, building upon strengths within our individual businesses. Through this program, we aim to devise new ways to work together with suppliers, distributors, customers and recyclers/disposers of our products to further reduce Eaton's environmental impact.

Home automation and LED lighting systems join Eaton Green Solutions honor roll.

In 2008, we established the Eaton Green Solutions program to recognize products that represent Eaton benchmarks for superior environmental performance. Twenty-two Eaton product lines have now earned our "Green Leaf" designation, including two new product lines in 2011: the xComfort home automation and energy management system and a new lighting upgrade kit that allows marinas to reduce their power consumption by adopting more energy-efficient LED lights.


World population
may grow more than
30 percent by 2050


The world's carbon output jumped to record levels in 2010.

PROTECTING THE ENVIRONMENT, OUR PEOPLE AND SOCIETY

During 2011, we improved our sustainability performance and launched new initiatives to protect the environment, promote the well-being of employees, enhance our communities and maintain the highest standards of ethics.

When we first combined our annual and sustainability reports six years ago, it was far from the norm. In reality, we were simply a little ahead of the pack. And we're heartened to see so many companies follow our lead every year.

The reason is simple: Sustainability isn't just a business function any more; it is a business driver. That is especially true for Eaton, since our customers depend on us for safe, reliable, efficient and sustainable power management solutions. So the better we become at helping our customers solve their toughest sustainability challenges, the more our business can grow. And the more our business grows, the more we can help our customers—and the world—meet ever-tougher global challenges. So everyone wins.

During 2011, we continued to improve on most of the measures meaningful to Eaton's diverse stakeholders—from how we're driving sustainability innovation for our customers (see pages 14 and 15) to the internal metrics we use to evaluate our own activities—including our impact on the environment, the health and safety of our people, and our commitment to build better workplaces and communities.

Others have noticed our hard work, and we're proud of the numerous honors we've won at both the corporate and facility level. But we're prouder still of the positive contributions that our employees have made since our inaugural sustainability report in 2006—and of the potential of even greater accomplishments in years to come.



Protecting the environment; improving health and safety

Eaton is a global technology leader that employs approximately 73,000 people, and we operate more than 200 manufacturing facilities worldwide. We produce energy-efficient solutions that help our customers effectively manage electrical, hydraulic and mechanical power, ranging from safe and innovative home circuit breakers to sophisticated hydraulic, fuel and conveyance systems that power the world's largest aircraft. As a result, we operate an equally wide range of facilities across broad geographies and diverse cultures.

To unify these diverse operations behind common sustainability standards and practices, we created the MESH (Management System of Environment, Security, Safety and Health) program in 2005. Two years later, we added MESH to the Eaton Business System—our integrated business operating system—with a goal of achieving world-class environment, health and safety (EHS) performance. During 2011, we continued to advance toward that goal:

- We decreased our greenhouse gas (GHG) emissions by 10.0 percent, indexed to sales, exceeding our 6 percent goal. Applying the same measure, we've reduced our GHG emissions by 23 percent since 2006, exceeding our Business Roundtable goal of lowering GHG emissions by 18 percent by 2012—a year ahead of our schedule. We achieved an absolute reduction of 20 percent over the same time.
- We reduced our waste generation by 3.6 percent (compared to a 3 percent goal) and reduced water consumption by 9.9 percent (compared to a 3 percent goal). Both measures are indexed to sales.
- We improved our Total Recordable Case Rate by nearly 8 percent to 0.88 (compared to a 0.90 goal). We also improved our Days Away Case Rate (DACR) by approximately 21 percent to 0.35 (compared to a 0.30 goal). Regrettably, we had one fatal injury, at our Kearney, Nebraska, facility.

Between 2006 and 2011, we reduced our greenhouse gas (GHG) emissions by 23 percent, indexed to sales. That tops our Business Roundtable goal of lowering GHG emissions 18 percent by 2012 — a full year ahead of our schedule.

Premier Environmental Services Inc., an independent environmental services company, examined our data collection and management processes and verified these data are both materially correct and fairly represented.

We also received several prestigious honors during the year:

- For the third time in the past four years, the Carbon Disclosure Project named us to its Carbon Disclosure Leadership Index of S&P 500 companies that practice exemplary environmental reporting.
- We were named to *Corporate Responsibility* magazine's "100 Best Corporate Citizens" for the fourth straight year.
- Ethisphere Institute named Eaton one of the "World's Most Ethical Companies" for the fifth straight year.
- We earned five recognitions for corporate citizenship and sustainability in China, including the "Excellent Corporate Citizen in China" award from the China Corporate Citizenship Committee for the third consecutive year.
- *Carta Capital* magazine named us one of "The Most Admired Companies in Brazil"—the third year in a row we've earned that distinction.

Among outstanding individual achievements by Eaton facilities during 2011: Our plant in Queretaro, Mexico, earned an Environmental Leadership Initiative for Competitiveness award from the country's environmental ministry; our plant in Hutchinson, Kansas, received the state's Pollution Prevention (P2) Award for significantly reducing its carbon emissions, water consumption and waste generation; and our plant in Tczew, Poland, won top honors in the "Safe Work Employer" competition organized by the Polish National Labor Inspectorate.

In addition, Eaton employees across the globe participated in World Environment Day, organizing a wide range of activities to conserve energy, reduce waste and increase environmental awareness in their local communities.

EATON SUSTAINABILITY SCORECARD

Energy Consumption

Indexed to sales, our energy use decreased by 10.2 percent in 2011 when compared to 2010. On an absolute basis, our energy consumption increased by 74 million kilowatt hours, or 4.1 percent compared to the prior year.



ENERGY USED BY REGION
Million kilowatt-hours
Indirect – 2010
Direct – 2010
Indirect – 2011
Direct – 2011
1,143 1,186
232 229
351 379
100 107
1,827 1,901
453 479
North America
South America
Europe, Middle East, Africa
Asia Pacific
Total



INDEXED ENERGY USED BY REGION
Kilowatt-hours per $1,000 of sales
Indirect – 2010
Direct – 2010
Indirect – 2011
Direct – 2011
165 145
283 248
110 109
116 98
155 139
North America
South America
Europe, Middle East, Africa
Asia Pacific
Total

Energy Consumption Data represent a majority of Eaton's energy consumption at manufacturing plants worldwide. Of the sites reporting, 11% were located in Asia Pacific; 32% in Europe, the Middle East and Africa; 4% in South America; and 53% in North America. When we compare 2011 to 2010, sales from the manufacturing plants used to create Eaton's energy profile increased by 15.9 percent.

CO_2 Generation

Indexed to sales, our greenhouse gas (GHG) generation decreased by 10.0 percent in 2011 compared to 2010. On an absolute basis, we increased our GHG generation by 32,000 metric tons (from 741,000 metric tons to 773,000 metric tons), or 4.3 percent compared to the prior year.

Since 2006, we have reduced the total amount of carbon dioxide generated by our operations from 972,000 metric tons to 773,000 metric tons. Indexed to sales, we lowered our GHG emissions by 23.3 percent over the period, allowing us to achieve our Business Roundtable pledge of reducing indexed GHG by 18 percent through 2012, as shown in the Indexed Carbon Dioxide chart.



CARBON DIOXIDE GENERATED
Thousand metric tons of CO2 per year
Indirect
Direct
972 928 888 673 741 773
826 798 752 574 633 660
146 130 136 99 108 113
2006 2007 2008 2009 2010 2011



PROJECTED INDEXED CARBON DIOXIDE
Metric tons of CO2 per million dollars of sales
Indirect
Direct
74 69 65 65 63 57
63 59 55 55 54 48
11 10 10 10 9 9
2006 2007 2008 2009 2010 2011

Emission rates are generated using World Resources Institute-recommended CO_2 conversion factors, which account for the variations by region. These conversion factors are based on typical energy generation methods, such as those using fossil fuels or other means.



CARBON DIOXIDE GENERATED BY REGION
Thousand metric tons of CO2
Indirect – 2010
Direct – 2010
Indirect – 2011
Direct – 2011
519 534
447
87
20 19
12
7 7
136 148
130
18
66 71
70
741 773
660
108 113
North America
South America
Europe, Middle East, Africa
Asia Pacific
Total



INDEXED CARBON DIOXIDE BY REGION
Metric tons of CO2 per million dollars of sales
Indirect – 2010
Direct – 2010
Indirect – 2011
Direct – 2011
75 65
24 21
43 43
77 65
63 57
North America
South America
Europe, Middle East, Africa
Asia Pacific
Total

Emission rates are generated using World Resources Institute-recommended CO_2 conversion factors, which account for the variations by region. These conversion factors are based on typical energy generation methods, such as those using fossil fuels or other energy sources. When we compare 2011 to 2010, sales from the manufacturing plants used to create Eaton's carbon dioxide profile increased by 15.9 percent.

Waste Generation

Indexed to sales, our waste generation decreased by 3.6 percent in 2011 compared to 2010. On an absolute basis, we increased our waste generation by 10.2 percent from 158,000 metric tons in 2010 to 174,100 metric tons in 2011, a total increase of 16,100 metric tons.


WASTE GENERATED BY REGION
Thousand metric tons of waste
Total Nonhazardous Waste – 2010
Total Hazardous Waste – 2010
Total Nonhazardous Waste – 2011
Total Hazardous Waste – 2011
86.5
99.3
85.3
97.8
1.2
1.5
32.1
31.0
31.5
30.2
0.6
0.7
27.6
32.4
26.4
30.9
1.2
1.5
11.8
11.4
10.8
10.5
1.0
0.9
158.0
174.1
154.0
169.5
4.0
4.6
North America
South America
Europe, Middle East, Africa
Asia Pacific
Total

INDEXED WASTE GENERATED BY REGION

Metric tons of waste per million dollars of sales


Total Nonhazardous Waste Indexed to Sales – 2010
Total Hazardous Waste Indexed to Sales – 2010
Total Nonhazardous Waste Indexed to Sales – 2011
Total Hazardous Waste Indexed to Sales – 2011
11.5
11.2
11.3
11.0
0.2
0.2
39.2
33.8
38.5
33.0
0.7
0.8
9.0
9.9
8.6
9.4
0.4
0.5
7.0
5.9
5.4
12.1
11.6
11.8
11.3
0.3
0.3
North America
South America
Europe, Middle East, Africa
Asia Pacific
Total

Waste Generation Data reported represent a majority of Eaton's waste generation at manufacturing plants worldwide. Of the sites reporting, 16% were in Asia Pacific; 28% in Europe, the Middle East and Africa; 5% in South America; and 51% in North America. When we compare 2011 to 2010, sales from the manufacturing plants used to create Eaton's waste profile increased by 14.3 percent.

Water Consumption

Indexed to sales, our water consumption decreased by 9.9 percent in 2011 compared to 2010. On an absolute basis, we increased our water consumption by 3.0 percent compared to the prior year. Eaton does not consume large volumes of water, therefore the majority of the decrease relates to reduction efforts at only a few targeted plants.


WATER CONSUMED BY REGION
Thousand cubic meters of water
Total Water Purchased – 2010
Total Water Withdrawn – 2010
Total Water Purchased – 2011
Total Water Withdrawn – 2011
2,352
2,373
2,037
2,050
315
323
342
341
54
57
288
284
697
752
302
326
395
426
551
595
540
582
11
13
3,943
4,060
2,933
3,015
1,010
1,045
North America
South America
Europe, Middle East, Africa
Asia Pacific
Total

INDEXED WATER CONSUMED BY REGION

Cubic meters of water per $1,000 of sales


Total Water Purchased Indexed for Sales – 2010
Total Water Withdrawn Indexed for Sales – 2010
Total Water Purchased Indexed for Sales – 2011
Total Water Withdrawn Indexed for Sales – 2011
0.31
0.27
0.27
0.23
0.04
0.04
0.42
0.37
0.07
0.06
0.35
0.31
0.23
0.23
0.10
0.10
0.13
0.13
0.33
0.31
0.32
0.30
0.01
0.01
0.30
0.27
0.22
0.20
0.08
0.07
North America
South America
Europe, Middle East, Africa
Asia Pacific
Total

Water Consumption Data reported represent a majority of Eaton's water consumption at manufacturing plants worldwide. Of the sites reporting, 16% were in Asia Pacific; 28% in Europe, the Middle East and Africa; 5% in South America; and 51% in North America. When we compare 2011 to 2010, sales from the manufacturing plants used to create Eaton's water profile increased by 14.3 percent.

Health and Safety

We continue to improve our safety performance, achieving our Total Recordable Case Rate target while missing our Days Away Case Rate goal. Our performance showed a Days Away Case Rate of 0.35 versus a goal of 0.30 and 0.88 for the Total Recordable Case Rate versus a goal of 0.90.


TOTAL RECORDABLE CASE RATES (TRCR)
Rate per 100 employees


TRCR 2010
TRCR 2011
1.16
1.19
0.44
0.40
1.29
1.02
0.30
0.18
0.96
0.88
0.90 TRCR Goal
North America
South America
Europe, Middle East, Africa
Asia Pacific
Total

DAYS AWAY CASE RATES (DACR)

Rate per 100 employees


DACR 2010
DACR 2011
0.29
0.25
0.19
0.12
1.10
0.87
0.20
0.11
0.44
0.35
0.30 DACR Goal
North America
South America
Europe, Middle East, Africa
Asia Pacific
Total

Health and Safety Recordable Cases are work-related injuries or illnesses as defined by the U.S. Occupational Safety and Health Administration (OSHA). Days Away Cases are injuries or illnesses involving one or more days away from work as defined by OSHA.

Energy, waste, water and safety data are collected and reported through use of company processes that are designed to produce reliable information. These processes include manual steps that may introduce some variations in reported data. Our data were third-party verified by Premier Environmental Services Inc. Verification statements are available on our website at www.eaton.com/sustainability.

Scorecard percent changes are based on actual values; rounded values are shown in the charts.



Raising the bar for EHS performance in 2012 — and beyond

To build on our EHS success to date, we continue to set higher goals, establish new metrics and launch new initiatives to improve our sustainability performance and management. Our goals for 2012:

- Reduce our GHG emissions by 6 percent, indexed to sales, which is equivalent to 2 percent on an absolute basis.
- Reduce our indexed waste to landfill by 6 percent, focusing on waste elimination and recycling programs at sites that currently produce the largest amount of waste to landfill.
- Reduce our indexed water consumption by 5 percent, focusing on water-scarce and drought-prone areas of the world (applying the World Business Council for Sustainable Development global water tool).
- Improve Total Recordable Case Rate to 0.85 and Days Away Case Rate to 0.30. During 2011, we created a new regional health and safety management structure to help us attain that goal; we also launched new programs to better identify and mitigate manufacturing risks.

During 2011, we also instituted or expanded the following EHS initiatives:

- We launched a new program to reduce our use of virgin polystyrene and polyethylene packaging. In several U.S. plants, we have already replaced foam packaging with lower-density foam, sealed-air foam or cushioned kraft paper, and we're currently conducting cushion-curve analyses (shock-absorption testing) to evaluate similar changes at Eaton plants worldwide.
- We continued the implementation of a "100 percent tobacco-free" policy on the grounds of our facilities. Nearly all sites in North America, South America and Asia Pacific are now 100 percent tobacco-free, and sites in the majority of countries in Europe, the Middle East and Africa will start implementing the policy this year.
- We continued to strengthen our supplier evaluation and selection processes and promote increased environmental reporting among our suppliers. One hundred and forty-four of our key suppliers accepted our invitation and participated in the Carbon Disclosure Project's Supply Chain Program.
- We expanded our commitment to renewable energy resources, including integrating solar power into existing Eaton facilities, as well as into the design of our new world headquarters building, scheduled to open in 2013.

During 2011, we created a new regional management structure to help us improve our health and safety performance, and launched new programs to better identify and mitigate manufacturing risks.

During the fourth quarter of 2011, we created a new executive level Sustainability Guidance and Management Team to lead our sustainability strategy, optimize our resources, and ensure that we are focusing on the issues that are most important to our customers, investors, communities and employees.

Led by Eaton's senior vice president of Environment, Health and Safety, and composed of leaders from across Eaton businesses and functions, the new team will play a key role in the development of our future sustainability goals and activities. The team reports directly to Eaton's Senior Leadership Committee and Board of Directors.

Eaton Global Employment

Table 1

	Total Global	Number of Women	Percentage of Women	Total U.S.	Number of Minorities (U.S. only)	Percentage of Minorities (U.S. only)
(As of March 1, 2012)						
Board of directors	10	1	10.0%	10	1	10.0%
Elected officers	29	4	13.8%	29	6	20.7%
Executives	559	88	15.7%	429	51	11.9%
Managers	5,505	888	16.1%	3,187	428	13.4%
All other employees	67,366	20,060	29.8%	20,168	4,754	23.6%
All employees	73,459	21,040	28.6%	23,813	5,239	22.0%

Diverse Supplier Spending

Table 2

	2011	Percentage of 2011 U.S. Spend	2010	Percentage of 2010 U.S. Spend	2009	Percentage of 2009 U.S. Spend
(In millions)						
Minority-owned business	$ 216	5.3%	$ 136	3.8%	$ 111	3.7%
Women-owned business	124	3.1%	84	2.4%	66	2.2%
Veteran-owned business	106	2.6%	83	2.3%	44	1.5%
Small business (other than classified above)	824	20.3%	615	17.3%	491	16.3%

Expanding our commitment to diversity and inclusion

Eaton's success depends on our ability to draw the very best people from the global, cross-cultural talent pool reflecting the diversity of our customers, communities and markets. We foster an inclusive environment that respects individual differences and values the unique perspectives that lead to innovative ideas and continued growth.

Our employees come from diverse ethnic and racial backgrounds, span several generations, hold varying beliefs and bring their unique experiences to work with them every day. We understand that to continue to build a diverse and inclusive workforce it is necessary to utilize a broad-based strategy to attract top talent.

During 2011, we created the new position of vice president of Diversity and Inclusion to strengthen these commitments, as we look to build the workforce of the future. We've also added diversity and inclusion to our sustainability reporting metrics (see Table 1 above), and we will continue to report our progress against these benchmarks in future reports.

A diverse supplier base is equally vital to the continued growth and success of our company and communities. Through our supplier diversity program, we encourage small companies and companies owned by minorities, women and veterans to compete for our business. This includes offering executive mentoring to suppliers to expand and improve the management of their own businesses.

Collectively, we purchased more than $1.2 billion of goods and services from diverse suppliers in 2011, a 38.3 percent increase over the previous year (see Table 2 above). Spending increased across categories compared to 2010: minority (up 58.8 percent), women (up 47.6 percent), veterans (up 27.7 percent) and small business (up 34.0 percent).

Eaton's combined spending with minority- and women-owned businesses was 6.2 percent in 2010 and 8.4 percent in 2011, compared to the 2010 average of 5.31 percent for industrial companies, as reported by CAPS Research, a leading nonprofit research organization. During 2011, we awarded minority- and women-owned businesses contracts totaling 34.4 percent of the construction costs for our new world headquarters, topping our 20 percent goal.

We will continue to support and expand our supplier diversity program in 2012. Our spending targets by category (expressed as a percentage of Eaton's overall supplier spending): minority (7 percent), women (4 percent), veterans (3 percent) and small business (25 percent).

Leading with ethics; fostering an open workplace

Eaton has been recognized as a global leader in ethical business practices. For five straight years, the Ethisphere Institute has named us among the "World's Most Ethical Companies"—a prominent list of firms that "go beyond making statements about doing business ethically and translate those words into action."

We require that all directors, officers and employees abide by the Eaton Code of Ethics, and we publish an Ethics Guide in 35 languages to help Eaton employees make ethical decisions. We guide them to resources—including our 24-hour Ethics and Financial Integrity Help Line—when they need help. In our annual global survey of employees, 95 percent agreed that our Code of Ethics had been clearly communicated to them (up from 93 percent in 2010). And 93 percent reported that if they discovered a violation of our code, they would know where to report it (up from 89 percent the previous year).

During 2011, we expanded the reach of our legal compliance training program. Eaton employees achieved more than 19,000 course completions in anti-corruption, EHS, global competition, government contracts, insider trading and intellectual property. To ensure our compliance with growing regulations worldwide, we conduct an annual risk assessment to identify and mitigate potential business, compliance, legislative and other risks across our company.

Nearly 10 years ago, we voluntarily created an Office of the Ombuds to provide employees with an independent, neutral and confidential resource for identifying and resolving work-related issues and problems. This is an off-the-record resource

Eaton Charitable Contributions


United Way
Gift Matching
Domestic
International
Disaster Relief
2007
$6,963,000
2008
$7,948,000
2009
$6,784,000
2010
$7,310,000
2011
$8,051,000

for employees and does not replace any of the other channels that they can go to for concerns. During 2011, we expanded the reach of these services, offering Ombuds assistance to employees in Singapore and Indonesia, so more than 70 percent of our employees have direct access to Ombuds. The Office also expanded its services to local Eaton management teams to include organizational reviews, employee survey facilitations, new-manager assimilations and exit interviews.

Increasing employee engagement and education opportunities

Eaton's annual global employee survey provides us with a structured way to evaluate employee engagement and to solicit ideas for how we can keep improving our workplaces. In 2011, 97 percent of our employees participated in the survey worldwide, up from 96 percent the year before. During the year, employee engagement—a measure compiled from employees' degree of agreement with four statements, including "I feel proud to work for Eaton"—rose to 75 percent, compared to 69 percent the previous year, and 56 percent in 2002.

Among other key findings: Favorable ratings for managerial effectiveness rose to 72 percent in 2011 from 66 percent the year before, reinforcing our commitment to management training companywide. During 2011, this included expanding our M-Power program for middle managers, and launching new initiatives like our "Advanced Leaders Zone" and "Achieving Performance Excellence" leadership programs to help us develop key talent and help employees advance their careers. Participation in Eaton's Executive Leadership and Development program increased 17 percent in 2011, and participation outside of North America more than doubled.

Supporting strong and sustainable communities

Eaton takes a different approach to corporate giving than many companies—we let the people at our local facilities determine where we donate a large share of our contributions, based on the needs in their communities and the interests of local employees. These donations go to hundreds of local organizations every year. Eaton people also donate countless hours of their own time to local causes. Notable examples in 2011 include:

- In Barcelona, Spain, a group of 140 Eaton employees pitched in to redesign the grounds, improve play areas and redecorate the interior of the Fatima orphanage.
- In Pune, India, local Eaton facilities sponsored a month-long "Greener Tomorrow" radio program to help local citizens learn more about sustainability issues and share ideas.
- Our Maumee, Ohio, facility presented a "Powering Communities Grant" to Imagination Station, a sustainable science center that inspires in children the wonder of science and technology.

We base our yearly contributions on a rolling average of our annual profits, so as we grow, so do our contributions to the communities in which we live and work. In 2011, that totaled more than $8.0 million, which included $774,751 in corporate matches through our retiree and employee matching gift program. Eaton employees donated $3.1 million to 112 local United Way campaigns during the year. We added $1.6 million in corporate matches, for a total United Way contribution of $4.7 million. During the year, we also contributed more than $190,000 to disaster relief—including $100,000 to the Ministry of Civil Defence and Emergency Management in Christchurch, New Zealand, in the aftermath of the February earthquake.

Learn more about our sustainability efforts at Eaton.com

For more information about Eaton's sustainability efforts, please visit our website: www.eaton.com/sustainability. There you'll find additional metrics about our performance, including a table that conforms to and cross-references Global Reporting Initiative (GRI) reporting guidelines and our expanded performance indicators.

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Eaton Corporation
Eaton Center
1111 Superior Avenue E, N-5
Cleveland, OH 44114-9696

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Eaton Corporation

We have audited the accompanying consolidated balance sheets of Eaton Corporation as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eaton Corporation at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eaton Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP

Cleveland, Ohio
February 24, 2012

Management's Report on Financial Statements

We have prepared the accompanying consolidated financial statements and related information of Eaton Corporation included herein for the three years ended December 31, 2011. The primary responsibility for the integrity of the financial information included in this annual report rests with management. The financial information included in this annual report has been prepared in accordance with accounting principles generally accepted in the United States based on our best estimates and judgments and giving due consideration to materiality. The opinion of Ernst & Young LLP, Eaton's independent registered public accounting firm, on those financial statements is included herein.

Eaton has high standards of ethical business practices supported by the Eaton Code of Ethics and corporate policies. Careful attention is given to selecting, training and developing personnel, to ensure that management's objectives of establishing and maintaining adequate internal controls and unbiased, uniform reporting standards are attained. Our policies and procedures provide reasonable assurance that operations are conducted in conformity with applicable laws and with the Company's commitment to a high standard of business conduct.

The Board of Directors pursues its responsibility for the quality of Eaton's financial reporting primarily through its Audit Committee, which is composed of five independent directors. The Audit Committee meets regularly with management, the internal auditors and the independent registered public accounting firm to ensure that they are meeting their responsibilities and to discuss matters concerning accounting, control, audits and financial reporting. The internal auditors and independent registered public accounting firm have full and free access to senior management and the Audit Committee.

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer

Billie K. Rawot
Senior Vice President and Controller

February 24, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Eaton Corporation

We have audited Eaton Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eaton Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Eaton Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Eaton Corporation as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 24, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP

Cleveland, Ohio
February 24, 2012

Management's Report on Internal Control Over Financial Reporting

The management of Eaton Corporation is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act rules 13a-15(f)).

Under the supervision and with the participation of Eaton's management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In conducting this evaluation, we used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework*. Based on this evaluation under the framework referred to above, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

The independent registered public accounting firm Ernst & Young LLP has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. This report is included herein.

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Richard H. Fearon
Vice Chairman and
Chief Financial and Planning Officer

Billie K. Rawot
Senior Vice President and Controller

February 24, 2012

Consolidated Statements of Income

YEAR ENDED DECEMBER 31	**2011**	2010	2009
(In millions except for per share data)			
Net sales	$ 16,049	$ 13,715	$ 11,873
Cost of products sold	11,261	9,633	8,782
Selling and administrative expense	2,738	2,486	2,252
Research and development expense	417	425	395
Interest expense-net	118	136	150
Other income-net	(38)	(1)	(9)
Income before income taxes	1,553	1,036	303
Income tax expense (benefit)	201	99	(82)
Net income	1,352	937	385
Less net income for noncontrolling interests	(2)	(8)	(2)
Net income attributable to Eaton common shareholders	$ 1,350	$ 929	$ 383
Net income per common share			
Diluted	$ 3.93	$ 2.73	$ 1.14
Basic	3.98	2.76	1.16
Weighted-average number of common shares outstanding			
Diluted	342.8	339.5	335.8
Basic	338.3	335.5	332.7
Cash dividends paid per common share	$ 1.36	$ 1.08	$ 1.00

The notes on pages 31 to 45 are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

DECEMBER 31	2011	2010
(In millions)		
Assets		
Current assets		
Cash	$ 385	$ 333
Short-term investments	699	838
Accounts receivable-net	2,444	2,239
Inventory	1,701	1,564
Deferred income taxes	398	303
Prepaid expenses and other current assets	199	229
Total current assets	5,826	5,506
Property, plant and equipment		
Land and buildings	1,525	1,494
Machinery and equipment	4,669	4,485
Gross property, plant and equipment	6,194	5,979
Accumulated depreciation	(3,592)	(3,502)
Net property, plant and equipment	2,602	2,477
Other noncurrent assets		
Goodwill	5,537	5,454
Other intangible assets	2,192	2,272
Deferred income taxes	1,134	1,001
Other assets	582	542
Total assets	$17,873	$17,252
Liabilities and shareholders' equity		
Current liabilities		
Short-term debt	$ 86	$ 72
Current portion of long-term debt	321	4
Accounts payable	1,491	1,408
Accrued compensation	420	465
Other current liabilities	1,319	1,284
Total current liabilities	3,637	3,233
Noncurrent liabilities		
Long-term debt	3,366	3,382
Pension liabilities	1,793	1,429
Other postretirement benefits liabilities	642	743
Deferred income taxes	442	487
Other noncurrent liabilities	501	575
Total noncurrent liabilities	6,744	6,616
Shareholders' equity		
Common shares (334.4 million outstanding in 2011 and 339.9 million in 2010)	167	170
Capital in excess of par value	4,169	4,093
Retained earnings	5,103	4,455
Accumulated other comprehensive loss	(1,964)	(1,348)
Deferred compensation plans	(6)	(8)
Total Eaton shareholders' equity	7,469	7,362
Noncontrolling interests	23	41
Total equity	7,492	7,403
Total liabilities and equity	$17,873	$17,252

The notes on pages 31 to 45 are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

YEAR ENDED DECEMBER 31	**2011**	2010	2009
(In millions)			
Operating activities			
Net income	$1,352	$ 937	$ 385
Adjustments to reconcile to net cash provided by operating activities			
Depreciation and amortization	556	551	573
Deferred income taxes	(113)	26	(191)
Pension expense	227	179	270
Contributions to pension plans	(372)	(403)	(271)
Contributions to other postretirement benefits plans	(223)	(82)	(87)
Excess tax benefit from equity-based compensation	(57)	-	(4)
Changes in working capital			
Accounts receivable-net	(219)	(305)	440
Inventory	(113)	(219)	292
Accounts payable	92	322	(73)
Accrued compensation	(38)	203	(50)
Accrued income and other taxes	123	(11)	34
Other current assets	11	(46)	48
Other current liabilities	(30)	22	58
Other-net	52	108	(16)
Net cash provided by operating activities	1,248	1,282	1,408
Investing activities			
Capital expenditures for property, plant and equipment	(568)	(394)	(195)
Cash paid for acquisitions of businesses	(325)	(222)	(10)
Sales (purchases) of short-term investments-net	103	(392)	(64)
Other-net	(10)	(4)	44
Net cash used in investing activities	(800)	(1,012)	(225)
Financing activities			
Borrowings with original maturities of more than three months			
Proceeds	353	55	558
Payments	(65)	(65)	(887)
Borrowings (payments) with original maturities of less than three months-net (primarily commercial paper)	12	(37)	(424)
Cash dividends paid	(462)	(363)	(334)
Exercise of employee stock options	71	157	27
Repurchase of shares	(343)	-	-
Excess tax benefit from equity-based compensation	57	-	4
Other-net	(4)	(8)	(5)
Net cash used in financing activities	(381)	(261)	(1,061)
Effect of foreign exchange rate changes on cash	(15)	(16)	30
Total increase (decrease) in cash	52	(7)	152
Cash at the beginning of the period	333	340	188
Cash at the end of the period	$ 385	$ 333	$ 340

The notes on pages 31 to 45 are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In millions)	Common shares Shares	Common shares Dollars	Capital in excess of par value	Retained earnings	Accumulated other comprehensive loss	Deferred compensation plans	Total Eaton shareholders' equity	Noncontrolling interests	Total equity
Balance at January 1, 2009	330.0	$ 165	$3,869	$3,844	$(1,538)	$ (23)	$6,317	$ 48	$6,365
Net income	-	-	-	383	-	-	383	2	385
Foreign currency translation and related hedging instruments (net of income tax expense of $45)	-	-	-	-	349	-	349	-	349
Pensions (net of income tax expense of $42)	-	-	-	-	1	-	1	-	1
Other postretirement benefits (net of income tax benefit of $14)	-	-	-	-	(56)	-	(56)	-	(56)
Cash flow hedges (net of income tax expense of $19)	-	-	-	-	36	-	36	-	36
Other comprehensive income							330	-	330
Total comprehensive income							713	2	715
Cash dividends paid	-	-	-	(334)	-	-	(334)	(5)	(339)
Issuance of shares under employee benefit plans-net (net of income tax benefit of $3)	2.3	1	78	-	-	2	81	-	81
Business divestiture	-	-	-	-	-	-	-	(4)	(4)
Balance at December 31, 2009	332.3	166	3,947	3,893	(1,208)	(21)	6,777	41	6,818
Net income	-	-	-	929	-	-	929	8	937
Foreign currency translation and related hedging instruments	-	-	-	-	(78)	-	(78)	-	(78)
Pensions (net of income tax benefit of $30)	-	-	-	-	(61)	-	(61)	-	(61)
Other postretirement benefits (net of income tax benefit of $4)	-	-	-	-	(1)	-	(1)	-	(1)
Other comprehensive loss							(140)	-	(140)
Total comprehensive income							789	8	797
Cash dividends paid	-	-	-	(363)	-	-	(363)	(8)	(371)
Issuance of shares under employee benefit plans-net (net of income tax expense of $3)	7.6	4	146	(4)	-	13	159	-	159
Balance at December 31, 2010	339.9	170	4,093	4,455	(1,348)	(8)	7,362	41	7,403
Net income	-	-	-	1,350	-	-	1,350	2	1,352
Foreign currency translation and related hedging instruments (net of income tax benefit of $11)	-	-	-	-	(241)	-	(241)	-	(241)
Pensions (net of income tax benefit of $162)	-	-	-	-	(337)	-	(337)	-	(337)
Other postretirement benefits (net of income tax benefit of $11)	-	-	-	-	(16)	-	(16)	-	(16)
Cash flow hedges (net of income tax benefit of $12)	-	-	-	-	(22)	-	(22)	-	(22)
Other comprehensive loss							(616)	-	(616)
Total comprehensive income							734	2	736
Cash dividends paid	-	-	-	(462)	-	-	(462)	(4)	(466)
Issuance of shares under employee benefit plans-net (net of income tax benefit of $72)	2.8	1	177	(2)	-	2	178	-	178
Business divestiture	-	-	-	-	-	-	-	(16)	(16)
Repurchase of shares	(8.3)	(4)	(101)	(238)	-	-	(343)	-	(343)
Balance at December 31, 2011	334.4	$ 167	$4,169	$5,103	$(1,964)	$ (6)	$7,469	$ 23	$7,492

The notes on pages 31 to 45 are an integral part of the consolidated financial statements.

Amounts are in millions unless indicated otherwise (per share data assume dilution).

Note 1. Summary of Significant Accounting Policies

General Information

Eaton Corporation (Eaton or Company) is a diversified power management company with 2011 net sales of $16.0 billion. The Company is a global technology leader in electrical components and systems for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 73,000 employees in over 50 countries, and sells products to customers in more than 150 countries.

Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and notes. Actual results could differ from these estimates. Management has evaluated subsequent events through the date the consolidated financial statements were filed with the Securities Exchange Commission.

The consolidated financial statements include accounts of Eaton and all subsidiaries and other controlled entities. Intercompany transactions and balances have been eliminated. The equity method of accounting is used for investments in associate companies where the Company has a 20% to 50% ownership interest. Equity investments are evaluated for impairment whenever events or circumstances indicate the book value of the investment exceeds fair value. An impairment would exist if there is an other-than-temporary decline in value. These associate companies are not material either individually, or in the aggregate, to Eaton's consolidated financial statements. Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities. In the ordinary course of business, the Company leases certain real properties and equipment, as described in Note 7.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Foreign Currency Translation

The functional currency for subsidiaries outside the United States is primarily the local currency. Financial statements for these subsidiaries are translated at year-end exchange rates as to assets and liabilities and weighted-average exchange rates as to revenues and expenses. The resulting translation adjustments are recognized in Accumulated other comprehensive loss.

Revenue Recognition

Sales of products are recognized when a sales agreement is in place, products have been shipped to unaffiliated customers and title has transferred in accordance with shipping terms (FOB shipping point, FOB destination or equivalent International Commercial (INCO) Terms), the selling price is fixed and determinable and collectability is reasonably assured, all significant related acts of performance have been completed, and no other significant uncertainties exist. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Although the majority of the sales agreements contain standard terms and conditions, there are agreements that contain multiple elements or non-standard terms and conditions. As a result, judgment is required to determine the appropriate accounting, including whether the deliverables specified in these agreements should be treated as separate units of accounting for recognition purposes, and, if so, how the sales price should be allocated among the elements and when to recognize sales for each element. For delivered elements, sales are recognized only when the delivered elements have standalone value, fair values of undelivered elements are known, there are no uncertainties regarding customer acceptance, and there are no customer-negotiated refund or return rights affecting the sales recognized for delivered elements. Sales for service contracts generally are recognized as the services are provided.

Eaton records reductions to revenue for customer and distributor incentives, primarily comprised of rebates, at the time of the initial sale. Rebates are estimated based on sales terms, historical experience, trend analysis and projected market conditions in the various markets served. The rebate programs offered vary across businesses due to the numerous markets Eaton serves, but the most common incentives relate to amounts paid or credited to customers for achieving defined volume levels or other objectives.

Long-Lived Assets

Depreciation and amortization for property, plant and equipment, and intangible assets subject to amortization, are generally computed by the straight-line method and included in Cost of products sold, Selling and administrative expense, and Research and development expense, as appropriate. Cost of buildings are depreciated generally over 40 years and machinery and equipment over 3 to 10 years. At December 31, 2011, the weighted-average amortization period for intangible assets subject to amortization was 18 years for patents and technology and 17 years for customer relationships, primarily as a result of the long life of aircraft platforms. Software is amortized up to a maximum life of 10 years.

Long-lived assets, except goodwill and indefinite life intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Upon indications of impairment, assets and liabilities are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The asset group would be considered impaired when the estimated future net undiscounted cash flows generated by the asset group are less than its carrying value. Determining asset groups and underlying cash flows requires the use of significant judgment.

Goodwill and Indefinite Life Intangible Assets

Goodwill and indefinite life intangible assets are evaluated annually for impairment as of July 1 using qualitative analysis, a discounted cash flow model and other valuation techniques. Additionally, goodwill and indefinite life intangible assets are evaluated for impairment whenever events or circumstances indicate there may be a possible permanent loss of value.

Goodwill is tested for impairment at the reporting unit level, which is equivalent to Eaton's operating segments, and based on the net assets for each segment, including goodwill and intangible assets. Goodwill is assigned to each operating segment, as this represents the lowest level that constitutes a business and for which discrete financial information is available and is the level which management regularly reviews the operating results.

Qualitative Analysis

In September 2011, the Financial Accounting Standards Board issued a revised standard on testing goodwill for impairment. The revised standard allows an entity to first assess the carrying value of goodwill based on qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than the reporting unit's carrying amount. If, based on a qualitative assessment, the fair value of a reporting unit is more likely than not lower than its carrying value, the entity must then test goodwill from a quantitative perspective similar to prior guidance. This standard is effective for 2012, with early adoption permitted. Eaton elected to adopt this standard for its 2011 annual impairment testing.

Impairment testing for 2011 was performed by assessing certain qualitative trends and factors, including projected market outlook and growth rates, forecasted and actual sales and operating profit margins, discount rates, industry data and other relevant qualitative factors. These trends and factors were compared to, and based on, the assumptions used in the quantitative assessment performed in 2010. For 2011, it is more likely than not that the fair value of Eaton's reporting units continues to substantially exceed the respective carrying amount.

Quantitative Analysis

In 2010, goodwill was tested based on a discounted cash flow model to estimate the fair value of each operating segment, which considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The Company selected the discounted cash flow methodology as it believes that it is comparable to what would be used by market participants. The forecasted cash flows are based on the Company's long-term operating plan, and a terminal value is used to estimate the operating segment's cash flows beyond the period covered by the operating plan. The weighted-average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market participants of a business enterprise. These analyses require the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective operating segment. Sensitivity analyses are performed around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values. For 2010, the fair value of Eaton's reporting units substantially exceeded the respective carrying values.

Indefinite life intangible assets primarily consist of trademarks. The fair value of these assets are determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2011 and 2010, the fair value of indefinite lived intangible assets substantially exceeded the respective carrying value.

For additional information about goodwill and other intangible assets, see Note 4.

Derivative Financial Instruments and Hedging Activities

Eaton uses derivative financial instruments to manage the exposure to the volatility in raw material costs, foreign currency and interest rates on certain debt instruments. These instruments are marked to fair value. Changes in the fair value of derivative assets or liabilities (i.e., gains or losses) are recognized depending upon the type of hedging relationship and whether an instrument has been designated as a hedge. For those instruments that qualify for hedge accounting, Eaton designates the hedging instrument, based upon the exposure being hedged, as a cash flow hedge, a fair value hedge, or a hedge of a net investment in a foreign operation. Changes in fair value of these instruments that do not qualify for hedge accounting are recognized immediately in net income. See Note 12 for additional information about hedges and derivative financial instruments.

Warranty Accruals

Product warranty accruals are established at the time the related sale is recognized through a charge to Cost of products sold. Warranty accrual estimates are based primarily on historical warranty claim experience and specific customer contracts. Provisions for warranty accruals are comprised of basic warranties for products sold, as well as accruals for product recalls and other events when they are known and estimable. See Note 7 for additional information about warranty accruals.

Asset Retirement Obligations

A conditional asset retirement obligation is recognized at fair value when incurred if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation would be considered in the measurement of the liability when sufficient information exists. Eaton believes that for substantially all of its asset retirement obligations, there is an indeterminate settlement date because the range of time over which the Company may settle the obligation is unknown or cannot be estimated. A liability for these obligations will be recognized when sufficient information is available to estimate fair value.

Income Taxes

Deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax basis of the respective assets and liabilities, using enacted tax rates in effect for the year when the differences are expected to reverse. Deferred income tax assets are recognized for United States and non-United States income tax loss carryforwards and income tax credit carryforwards. Judgment is required in determining and evaluating income tax provisions and valuation allowances for deferred income tax assets. Eaton recognizes the income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. Eaton evaluates and adjusts these accruals based on changing facts and circumstances. Eaton recognizes interest and penalties related to unrecognized income tax benefits in the provision for income tax expense. The Company has accrued penalties in jurisdictions where they are automatically applied to any deficiency, regardless of the merit of the position. For additional information about income taxes, see Note 8.

Equity-Based Compensation

Eaton recognizes equity-based compensation expense based on the grant date fair value of the award over the period during which an employee is required to provide service in exchange for the award. The fair value of restricted stock units is based on the closing market price of Eaton common stock on the grant date. Stock options are granted with an exercise price equal to the closing market price of Eaton common shares on the date of grant. The fair value of stock options is determined using a Black-Scholes option-pricing model, which incorporates assumptions regarding the expected volatility, the expected option life, the risk-free interest rate, and the expected dividend yield. See Note 10 for additional information about equity-based compensation.

Note 2. Acquisitions of Businesses

Eaton acquired businesses and entered into joint ventures in separate transactions for combined net cash purchase prices of $325 in 2011, $222 in 2010, and $10 in 2009. The Consolidated Statements of Income include the results of these businesses from the dates of the transactions or formation. These transactions are summarized on page 33.

On February 20, 2012, Eaton reached an agreement to acquire Polimer Kaucuk Sanayi ve Pazarlama A.S., a Turkish manufacturer of hydraulic and industrial hose. This business sells its products under the SEL brand name and had sales of $335 for 2011. The acquisition is expected to close early in the second quarter of 2012 and will be included in the Hydraulics segment. The terms of the agreement are subject to customary closing conditions.

Note 3. Acquisition Integration Charges

Eaton incurs charges related to the integration of acquired businesses. A summary of these charges follows:

Business segment	**2011**	2010	2009
Electrical Americas	$ 8	$ 2	$ 4
Electrical Rest of World	2	33	60
Hydraulics	4	1	3
Aerospace	-	4	12
Automotive	-	-	1
	14	40	80
Corporate	-	-	2
Total integration charges before income taxes	$ 14	$ 40	$ 82
After-tax integration charges	$ 10	$ 27	$ 54
Per common share	$ 0.03	$ 0.08	$ 0.16

Charges in 2011 were related primarily to CopperLogic, Tuthill Coupling Group, Wright Line Holding, EMC Engineers and Internormen Technology Group. Charges in 2010 were related primarily to Moeller and Phoenixtec. Charges in 2009 were related primarily to Moeller, Phoenixtec and Argo-Tech. These charges were included in Cost of products sold or Selling and administrative expense, as appropriate. See Note 2 for additional information about business acquisitions.

Note 4. Goodwill and Other Intangible Assets

A summary of goodwill follows:

Business segment	**2011**	2010
Electrical Americas	$2,043	$2,061
Electrical Rest of World	981	985
Hydraulics	1,116	1,007
Aerospace	1,040	1,037
Truck	150	151
Automotive	207	213
Total goodwill	$5,537	$5,454

The increase in goodwill in 2011 was primarily due to businesses acquired during 2011, partially offset by foreign currency translation. For additional information regarding acquired businesses, see Note 2.

A summary of other intangible assets follows:

	2011		2010	
	Historical cost	Accumulated amortization	Historical cost	Accumulated amortization
Intangible assets not subject to amortization (primarily trademarks)	$ 451		$ 451	
Intangible assets subject to amortization				
Customer relationships	$ 1,173	$ 322	$ 1,187	$ 274
Patents and technology	849	308	835	260
Other	481	132	441	108
Total other intangible assets	$ 2,503	$ 762	$ 2,463	$ 642

Expense related to intangible assets subject to amortization in 2011, and for each of the next five years, follows:

2011	$ 158
2012	157
2013	149
2014	143
2015	139
2016	135

Summary of Acquisitions of Businesses and Joint Ventures

Acquired businesses and joint ventures	Date of transaction	Business segment	Annual sales
E.A. Pedersen Company *A United States manufacturer of medium voltage switchgear, metal-clad switchgear, power control buildings and relay control panels primarily for the electrical utilities industry.*	December 29, 2011	Electrical Americas	$37 for 2011
IE Power, Inc. *A Canadian provider of high power inverters for a variety of mission-critical applications including solar, wind and battery energy storage.*	August 31, 2011	Electrical Americas	$5 for 2010
E. Begerow GmbH & Co. KG *A German system provider of advanced liquid filtration solutions. This business develops and produces technologically innovative filter media and filtration systems for food and beverage, chemical, pharmaceutical and industrial applications.*	August 15, 2011	Hydraulics	$84 for 2010
ACTOM Low Voltage *A South African manufacturer and supplier of motor control components, engineered electrical distribution systems and uninterruptible power supply (UPS) systems.*	June 30, 2011	Electrical Rest of World	$65 for the year ended May 31, 2011
C.I. ESI de Colombia S.A. *A Colombian distributor of industrial electrical equipment and engineering services in the Colombian market, focused on oil and gas, mining, and industrial and commercial construction.*	June 2, 2011	Electrical Americas	$8 for 2010
Internormen Technology Group *A Germany-based manufacturer of hydraulic filtration and instrumentation with sales and distribution subsidiaries in China, the United States, India and Brazil.*	May 12, 2011	Hydraulics	$55 for 2010
Eaton-SAMC (Shanghai) Aircraft Conveyance System Manufacturing Co., Ltd. *A 49%-owned joint venture in China focusing on the design, development, manufacturing and support of fuel and hydraulic conveyance systems for the global civil aviation market.*	March 8, 2011	Aerospace	Joint venture
Tuthill Coupling Group *A United States based manufacturer of pneumatic and hydraulic quick coupling solutions and leak-free connectors used in industrial, construction, mining, defense, energy and power applications.*	January 1, 2011	Hydraulics	$35 for the year ended November 30, 2010
Chloride Phoenixtec Electronics *A China manufacturer of UPS systems. Eaton acquired the remaining shares to increase its ownership from 50% to 100%.*	October 12, 2010	Electrical Rest of World	$25 for the year ended September 30, 2010
CopperLogic, Inc. *A Canadian manufacturer of electrical and electromechanical systems.*	October 1, 2010	Electrical Americas	$35 for the year ended September 30, 2010
Wright Line Holding, Inc. *A United States provider of customized enclosures, rack systems, and air-flow management systems to store, power, and secure mission-critical IT data center electronics.*	August 25, 2010	Electrical Americas	$101 for the year ended June 30, 2010
EMC Engineers, Inc. *A United States energy engineering and energy services company that delivers energy efficiency solutions for a wide range of governmental, educational, commercial and industrial facilities.*	July 15, 2010	Electrical Americas	$24 for 2009
Micro Innovation Holding AG *A Switzerland manufacturer of human machine interfaces, programmable logic controllers and input/output devices. Eaton acquired the remaining shares to increase its ownership from 50% to 100%.*	September 1, 2009	Electrical Rest of World	$33 for 2008
SEG Middle East Power Solutions & Switchboard Manufacture LLC *A 49%-owned joint venture in Abu Dhabi that manufactures low-voltage switchboards and control panel assemblies for use in the Middle East power generation and industrial markets.*	July 2, 2009	Electrical Rest of World	Joint venture

Note 5. Debt

Short-term debt of $86 at December 31, 2011 included $75 of short-term commercial paper in the United States which had a weighted-average interest rate of 0.45%, $10 of other short-term debt in the United States, and $1 of short-term debt outside the United States. Short-term debt of $72 at December 31, 2010 included $50 of short-term commercial paper in the United States which had a weighted-average interest rate of 0.45%, $15 of other short-term debt in the United States, and $7 of short-term debt outside the United States. Borrowings outside the United States are generally denominated in local currencies. Operations outside the United States had available short-term lines of credit of $1,181 from various banks worldwide at December 31, 2011.

A summary of long-term debt, including the current portion, follows:

	2011	2010
7.58% notes due 2012	$ 12	$ 12
5.75% notes due 2012	300	300
4.90% notes due 2013		
($200 converted to floating rate by interest rate swap)	300	300
5.95% notes due 2014		
($100 converted to floating rate by interest rate swap)	250	250
Floating rate notes due 2014		
($300 converted to fixed rate by interest rate swap)	300	-
4.65% notes due 2015	100	100
5.30% notes due 2017	250	250
6.875% to 7.09% notes due 2018	36	36
5.60% notes due 2018		
($215 converted to floating rate by interest rate swap)	450	450
4.215% Japanese Yen notes due 2018	129	123
6.95% notes due 2019		
($300 converted to floating rate by interest rate swap)	300	300
8.875% debentures due 2019		
($25 converted to floating rate by interest rate swap)	38	38
8.10% debentures due 2022	100	100
7.625% debentures due 2024		
($25 converted to floating rate by interest rate swap)	66	66
6.50% debentures due 2025	145	145
7.875% debentures due 2026	72	72
7.65% debentures due 2029		
($50 converted to floating rate by interest rate swap)	200	200
5.45% debentures due 2034		
($25 converted to floating rate by interest rate swap)	140	140
5.25% notes due 2035	27	42
5.80% notes due 2037	240	240
Other	232	222
Total long-term debt	3,687	3,386
Less current portion of long-term debt	(321)	(4)
Long-term debt less current portion	$3,366	$3,382

On June 16, 2011, Eaton issued $300 floating rate senior unsecured Notes due June 16, 2014 (the Notes). The Notes bear interest annually at a floating rate, reset quarterly, equal to the three-month LIBOR rate for U.S. dollars plus 0.33%. Interest is payable quarterly in arrears. The Notes contain a provision which requires the Company to make an offer to purchase all or any part of the Notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest if certain change of control events occur. The Notes are subject to customary non-financial covenants.

Eaton refinanced a $500, five-year revolving credit facility in June 2011 (the Facility). The Facility will expire June 16, 2016, replacing a $500 facility that had been set to expire on September 1, 2011. This refinancing maintains long-term revolving credit facilities at a total of $1,500, of which $500 expires in 2012, 2013 and 2016, respectively. These facilities support Eaton's commercial paper borrowings. There were no borrowings outstanding under these revolving credit facilities at December 31, 2011 or 2010.

Eaton is in compliance with each of its debt covenants for all periods presented.

Mandatory maturities of long-term debt for each of the next five years follow:

2012	$ 321
2013	310
2014	570
2015	103
2016	1

Interest paid on debt follows:

2011	$ 174
2010	170
2009	180

Note 6. Retirement Benefits Plans

Eaton has defined benefits pension plans and other postretirement benefits plans.

Obligations and Funded Status

	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2011	2010	**2011**	2010	**2011**	2010
Funded status						
Fair value of plan assets	$ 1,664	$ 1,572	$ 989	$ 937	$ 156	$ -
Benefit obligations	(2,899)	(2,458)	(1,505)	(1,460)	(853)	(826)
Funded status	$(1,235)	$ (886)	$ (516)	$ (523)	$ (697)	$ (826)
Amounts recognized in the Consolidated Balance Sheets						
Non-current assets	$ -	$ -	$ 78	$ 52	$ -	$ -
Current liabilities	(12)	(9)	(24)	(23)	(55)	(83)
Non-current liabilities	(1,223)	(877)	(570)	(552)	(642)	(743)
Total	$(1,235)	$ (886)	$ (516)	$ (523)	$ (697)	$ (826)
Amounts recognized in Accumulated other comprehensive loss (pretax)						
Net actuarial loss	$ 1,601	$ 1,142	$ 348	$ 311	$ 257	$ 232
Prior service cost (credit)	1	-	10	8	(9)	(11)
Total	$ 1,602	$ 1,142	$ 358	$ 319	$ 248	$ 221

Change in Benefit Obligations

	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2011	2010	**2011**	2010	**2011**	2010
Balance at January 1	$ 2,458	$ 2,244	$ 1,460	$ 1,366	$ 826	$ 830
Service cost	93	80	48	39	15	16
Interest cost	132	131	78	69	41	46
Actuarial loss	346	133	26	94	41	15
Gross benefits paid	(131)	(122)	(82)	(76)	(101)	(107)
Foreign currency translation	-	-	(23)	(53)	(1)	1
Other	1	(8)	(2)	21	32	25
Balance at December 31	$ 2,899	$ 2,458	$ 1,505	$ 1,460	$ 853	$ 826
Accumulated benefit obligation	$ 2,762	$ 2,366	$ 1,364	$ 1,330		

Change in Plan Assets

	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2011	2010	**2011**	2010	**2011**	2010
Balance at January 1	$ 1,572	$ 1,210	$ 937	$ 832	$ -	$ -
Actual return on plan assets	(41)	182	39	96	2	-
Employer contributions	264	313	108	90	223	82
Gross benefits paid	(131)	(122)	(82)	(76)	(101)	(107)
Foreign currency translation	-	-	(6)	(21)	-	-
Other	-	(11)	(7)	16	32	25
Balance at December 31	$ 1,664	$ 1,572	$ 989	$ 937	$ 156	$ -

The components of pension plans with an accumulated benefit obligation in excess of plan assets at December 31 follow:

	United States pension liabilities		Non-United States pension liabilities	
	2011	2010	**2011**	2010
Projected benefit obligation	$ 2,899	$ 2,458	$ 990	$ 1,114
Accumulated benefit obligation	2,762	2,366	925	1,026
Fair value of plan assets	1,664	1,572	446	554

Changes in pension and other postretirement benefit liabilities recognized in Accumulated other comprehensive loss follow:

	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2011	2010	**2011**	2010	**2011**	2010
Balance at January 1	$ 1,142	$ 1,107	$ 319	$ 263	$ 221	$ 216
Prior service cost arising during the year	1	1	4	1	-	-
Net loss arising during the year	551	107	58	60	39	15
Foreign currency translation	-	-	(5)	(5)	-	-
Less amounts included in expense during the year	(92)	(69)	(18)	(8)	(12)	(10)
Other	-	(4)	-	8	-	-
Net change for the year	460	35	39	56	27	5
Balance at December 31	$ 1,602	$ 1,142	$ 358	$ 319	$ 248	$ 221

In 2009, due to limitations imposed by the Pension Protection Act on pension lump-sum distributions, Eaton's United States Qualified Pension Plan (the Plan) became restricted from making 100% lump-sum payments. As a result, the Plan experienced a significant increase in lump-sum payments in 2009 prior to the limitation going into effect. Pension settlement expense was $86 for 2009, of which $83 was attributable to the United States pension plans. A portion of the increase in lump-sum payments was also attributable to the workforce reduction in 2009. Additionally, Eaton incurred curtailment expense related to pension plans as a result of the workforce reduction in 2009. The curtailment expense included recognition of the change in the projected benefit obligation, as well as recognition of a portion of the unrecognized prior service cost. Curtailment expense was $22 for 2009. These charges were primarily included in Cost of products sold or Selling and administrative expense, as appropriate. In Business Segment Information, the charges were included in Pension and other postretirement benefits expense. See Note 14 for additional information regarding business segments.

The estimated pretax net amounts that will be recognized from Accumulated other comprehensive loss into net periodic benefit cost in 2012 follow:

	United States pension liabilities	Non-United States pension liabilities	Other postretirement liabilities
Actuarial loss	$145	$ 15	$ 15
Prior service cost (credit)	-	1	(2)
Total	$145	$ 16	$ 13

Retirement Benefits Plans Assumptions

Pension Plans

	United States pension plans			Non-United States pension plans		
	2011	2010	2009	**2011**	2010	2009
Assumptions used to determine benefit obligation at year-end						
Discount rate	4.70%	5.50%	6.00%	5.12%	5.40%	5.59%
Rate of compensation increase	3.15%	3.61%	3.62%	3.62%	3.63%	3.58%
Assumptions used to determine expense						
Discount rate	5.50%	6.00%	6.30%	5.40%	5.59%	6.26%
Expected long-term return on plan assets	8.50%	8.95%	8.94%	7.17%	7.20%	7.06%
Rate of compensation increase	3.61%	3.62%	3.64%	3.63%	3.58%	3.56%

The expected long-term rate of return on pension assets was determined for each country and reflects long-term historical data taking into account each plan's target asset allocation. The discount rate was determined using appropriate bond data for each country.

Benefits Expense

	United States pension benefit expense			Non-United States pension benefit expense			Other postretirement benefits expense		
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Service cost	$ 93	$ 80	$ 76	$ 48	$ 39	$ 34	$ 15	$ 16	$ 15
Interest cost	132	131	133	78	69	70	41	46	49
Expected return on plan assets	(164)	(156)	(131)	(70)	(62)	(58)	-	-	-
Amortization	75	53	34	13	8	4	12	10	1
	136	108	112	69	54	50	68	72	65
Curtailment loss	-	1	17	1	-	5	-	-	1
Settlement loss	17	16	83	4	-	3	-	-	-
Total expense	$ 153	$ 125	$ 212	$ 74	$ 54	$ 58	$ 68	$ 72	$ 66

Other Postretirement Benefits Plans

Substantially all of the obligation for other postretirement benefits plans relates to United States plans. Assumptions used to determine other postretirement benefits obligations and expense follow:

	Other postretirement benefits plans		
	2011	2010	2009
Assumptions used to determine benefit obligation at year-end			
Discount rate	4.60%	5.20%	5.70%
Health care cost trend rate assumed for next year	7.60%	8.10%	8.30%
Ultimate health care cost trend rate	4.50%	4.50%	4.75%
Year ultimate health care cost trend rate is achieved	2020	2020	2017
Assumptions used to determine expense			
Discount rate	5.20%	5.70%	6.30%
Initial health care cost trend rate	8.10%	8.30%	8.25%
Ultimate health care cost trend rate	4.50%	4.75%	4.75%
Year ultimate health care cost trend rate is achieved	2020	2017	2017

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A 1-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% increase	1% decrease
Effect on total service and interest cost	$ 1	$ (1)
Effect on other postretirement liabilities	18	(16)

Employer Contributions to Retirement Benefits Plans

Contributions to pension plans that Eaton expects to make in 2012, and made in 2011, 2010 and 2009, follow:

	2012	**2011**	2010	2009
United States plans	$ 316	$ 264	$ 313	$ 192
Non-United States plans	96	108	90	79
Total contributions	$ 412	$ 372	$ 403	$ 271

During 2011, Eaton contributed $154 into a Voluntary Employee Benefit Association (VEBA) trust for the pre-funding of postretirement Medicare Part D prescription drug benefits for the Company's eligible United States employees and retirees.

The following table provides the estimated pension and other postretirement benefit payments for each of the next five years, and the five years thereafter in the aggregate. For other postretirement benefits liabilities, the expected subsidy receipts relate to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, which would reduce the gross payments listed below.

			Estimated other postretirement benefit payments	
	Estimated United States pension payments	Estimated non-United States pension payments	Gross	Medicare prescription drug subsidy
2012	$ 143	$ 86	$ 91	$ (7)
2013	148	74	92	(7)
2014	329	75	85	(7)
2015	205	77	81	(7)
2016	215	80	78	(6)
2017-2021	1,206	431	325	(12)

Pension lump-sum payments in 2012 and 2013 are restricted to 50% due to limitations imposed by the Pension Protection Act.

Pension Plan Assets

Investment policies and strategies are developed on a country specific basis. The United States plan, representing 63% of worldwide pension assets, and the United Kingdom plans representing 29% of worldwide pension assets, are invested primarily for growth, as they are open plans with active participants and ongoing accruals. In general, the plans have their primary allocation to diversified, global equities, primarily through index funds in the form of common collective trusts. The United States plan's target allocation is 35% United States equities, 35% non-United States equities, 5% real estate (primarily equity of real estate investment trusts) and 25% debt securities and other, including cash equivalents. The United Kingdom plans' target asset allocations are 63% equities and the remainder in debt securities.

The equity risk for the plans is managed through broad geographic diversification and diversification across industries and levels of market capitalization. The majority of debt allocations for these plans are longer duration government (including inflation protected securities) and corporate debt. The United States pension plan is authorized to use derivatives to achieve more economically desired market exposures and to use futures, swaps and options to gain or hedge exposures.

Other Postretirement Benefits Plan Assets

The VEBA trust which holds other postretirement benefits plan assets has investment guidelines that include allocations to global equities and fixed income investments. The trust's target investment allocation is 50% diversified global equities and 50% fixed income securities. The fixed income securities are primarily comprised of intermediate term, high quality, dollar denominated, fixed income instruments. The equity allocation is invested in a diversified global equity index fund in the form of a collective trust.

Fair Value Measurements

Financial instruments included in pension and other postretirement benefits plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology as follows:

Level 1 – Quoted prices (unadjusted) for identical assets in active markets.

Level 2 – Quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable prices or inputs.

Pension Plans

A summary of the fair value of pension plan assets at December 31, 2011 and 2010, follows:

	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
2011				
Common collective trusts				
Non-United States equity and global equities	$ 925	$ -	$ 925	$ -
United States equity	642	-	642	-
Fixed income	263	-	263	-
Long duration funds	107	-	107	-
Fixed income securities	296	-	296	-
United States treasuries	120	120	-	-
Real estate	82	82	-	-
Equity securities	79	79	-	-
Cash equivalents	67	9	58	-
Registered investment companies	35	35	-	-
Other	37	2	-	35
Total pension plan assets	$2,653	$ 327	$2,291	$ 35
2010				
Common collective trusts				
Non-United States equity and global equities	$ 965	$ -	$ 965	$ -
United States equity	577	-	577	-
Fixed income	241	-	241	-
Long duration funds	91	-	91	-
Fixed income securities	230	-	230	-
United States treasuries	101	101	-	-
Real estate	81	81	-	-
Equity securities	78	78	-	-
Cash equivalents	77	10	67	-
Registered investment companies	32	32	-	-
Other	36	2	-	34
Total pension plan assets	$2,509	$ 304	$2,171	$ 34

Other Postretirement Benefits Plans

A summary of the fair value of other postretirement benefits plan assets at December 31, 2011, follows:

	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
2011				
Common collective trusts				
Global equities	$ 52	$ -	$ 52	$ -
Fixed income securities	50	-	50	-
Cash equivalents	54	54	-	-
Total other postretirement benefits plan assets	$ 156	$ 54	$ 102	$ -

There were no other postretirement benefits plan assets at December 31, 2010.

Valuation Methodologies

Following is a description of the valuation methodologies used for pension and other postretirement benefits plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

- *Common collective trusts* – Valued at the net unit value of units held by the trust at year end. The unit value is determined by the total value of fund assets divided by the total number of units of the fund owned. The equity investments in collective trusts are predominantly in index funds for which the underlying securities are actively traded in public markets based upon readily measurable prices.
- *Fixed income securities* – These securities consist of publicly traded United States and non-United States fixed interest obligations (principally corporate and government bonds and debentures). The fair value of corporate and government debt securities is determined through third-party pricing models that consider various assumptions, including time value, yield curves, credit ratings and current market prices. The Company verifies the results of trustees or custodians and evaluates the pricing classification of these securities by performing analyses using other third-party sources.
- *United States treasuries* – Valued at the closing price of each security.
- *Real estate and equity securities* – These securities consist of direct investments in the stock of publicly traded companies. Such investments are valued based on the closing price reported in an active market on which the individual securities are traded. As such, the direct investments are classified as Level 1.
- *Cash equivalents* – Primarily certificates of deposit, commercial paper and repurchase agreements.
- *Registered investment companies* – Valued at the closing price of the exchange traded fund's shares.
- *Other* – Primarily insurance contracts for international plans and also futures contracts and over-the-counter options. These investments are valued based on the closing prices of future contracts or indices as available on the Bloomberg or similar service, and private equity investments.

For additional information regarding fair value measurements, see Note 11.

Defined Contribution Plans

The Company has various defined contribution benefit plans, primarily consisting of the Eaton Savings Plan in the United States. The total contributions related to these plans are charged to expense and were as follows:

2011	$ 65
2010	33
2009	25

Note 7. Commitments and Contingencies

Legal Contingencies

In December 2010, a Brazilian court held that a judgment obtained by a Brazilian company, Raysul, against another Brazilian company, Saturnia, which was sold by Eaton in 2006, could be enforced against Eaton Ltda. This judgment is based on an alleged violation of an agency agreement between Raysul and Saturnia. At December 31, 2011, the Company has a total accrual of 70 Brazilian Reais related to this matter ($37 based on current exchange rates), comprised of 60 Brazilian Reais recognized in the fourth quarter of 2010 ($32 based on current exchange rates) with an additional 10 Brazilian Reais recognized in 2011 ($5 based on current exchange rates) due to subsequent accruals for interest and inflation. The Company expects that any sum it may be required to pay in connection with this matter will not exceed the amount of the recorded liability. In 2010, Eaton filed motions for clarification with the Brazilian court of appeals which were denied on April 6, 2011. Eaton Holding and Eaton Ltda. filed appeals on various issues to the Superior Court of Justice in Brasilia. On September 27, 2011, the Superior Court of Justice accepted two of the appeals and on November 21, 2011, Eaton's remaining appeal was accepted. These appeals will be heard in due course.

On October 5, 2006, ZF Meritor LLC and Meritor Transmission Corporation (collectively, Meritor) filed an action against Eaton in the United States District Court for Delaware. The action sought damages, which would be trebled under United States antitrust laws, as well as injunctive relief and costs. The suit alleged that Eaton engaged in anti-competitive conduct against Meritor in the sale of heavy-duty truck transmissions in North America. Following a four week trial on liability only, on October 8, 2009, the jury returned a verdict in favor of Meritor. Eaton firmly believes that it competes fairly and honestly for business in the marketplace, and that at no time did it act in an anti-competitive manner. During an earlier stage in the case, the judge concluded that damage estimates contained in a report filed by Meritor were not based on reliable data and the report was specifically excluded from the case. On November 3, 2009, Eaton filed a motion for judgment as a matter of law and to set aside the verdict. That motion was denied on March 10, 2011. On March 14, 2011, Eaton filed a motion for entry of final judgment of liability, zero damages and no injunctive relief. That motion was denied on June 9, 2011. On August 19, 2011, the Court entered final judgment of liability but awarded zero damages to plaintiffs. The Court also entered an injunction prohibiting Eaton from offering rebates or other incentives based on purchasing targets but stayed the injunction pending appeal. Eaton has appealed the liability finding and the injunction to the Third Circuit Court of Appeals. Meritor has cross-appealed the finding of zero damages. Accordingly, an estimate of any potential loss related to this action cannot be made at this time.

Eaton is subject to a broad range of claims, administrative and legal proceedings such as lawsuits that relate to contractual allegations, tax audits, patent infringement, personal injuries (including asbestos claims), antitrust matters and employment-related matters. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes they will not have a material effect on the consolidated financial statements.

Environmental Contingencies

Eaton has established policies to ensure that its operations are conducted in keeping with good corporate citizenship and with a positive commitment to the protection of the natural and workplace environments. The Company's manufacturing facilities are required to be certified to ISO 14001, an international standard for environmental management systems. The Company routinely reviews EHS performance at each of its facilities and continuously strives to improve pollution prevention.

Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party under the federal Superfund law at a number of disposal sites. The Company became involved in these sites through the Company's voluntary decision, in connection with business acquisitions, or as a result of government action. At the end of 2011, the Company was involved with a total of 79 sites world-wide, including the Superfund sites mentioned above, with none of these sites being individually significant to the Company.

Remediation activities, generally involving soil and/or groundwater contamination, include pre-cleanup activities such as fact finding and investigation, risk assessment, feasibility study, design and action planning, performance (where actions may range from monitoring, to removal of contaminants, to installation of longer-term remediation systems), and operation and maintenance of a remediation system. The extent of expected remediation activities and costs varies by site. A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated the costs of remediation, which will be paid over a period of years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs when it is probable that a liability has been incurred. Actual results may differ from these estimates. At December 31, 2011 and 2010, the Company had an accrual totaling $62 and $71, respectively, for these costs.

Based upon Eaton's analysis and subject to the difficulty in estimating these future costs, the Company expects that any sum it may be required to pay in connection with environmental matters is not reasonably possible to exceed the recorded liability by an amount that would have a material effect on its financial position, results of operations or cash flows.

Warranty Accruals

A summary of the current and long-term warranty accruals follows:

	2011	2010	2009
Balance at January 1	$153	$147	$165
Provision	98	99	77
Settled	(94)	(91)	(98)
Other	1	(2)	3
Balance at December 31	$158	$153	$147

Lease Commitments

Eaton leases certain real properties and equipment. A summary of minimum rental commitments at December 31, 2011 under noncancelable operating leases, which expire at various dates and in most cases contain renewal options, for each of the next five years and thereafter in the aggregate, follow:

2012	$ 146
2013	122
2014	88
2015	64
2016	51
Thereafter	79
Total noncancelable lease commitments	$ 550

A summary of rental expense follows:

2011	$ 194
2010	172
2009	177

Note 8. Income Taxes

Income before income taxes and income tax expense are summarized below based on the geographic location of the operation to which such earnings and income taxes are attributable. Certain foreign operations are branches of Eaton and are subject to United States as well as foreign income tax regulations. As a result, income before tax by location and the components of income tax expense by taxing jurisdiction are not directly related. For purposes of this note, non-United States operations include Puerto Rico.

	Income (loss) before income taxes		
	2011	2010	2009
United States	$ 375	$ 114	$ (298)
Non-United States	1,178	922	601
Total income before income taxes	$1,553	$1,036	$ 303

	Income tax expense (benefit)		
	2011	2010	2009
Current			
United States			
Federal	$ 85	$ (2)	$ 40
State and local	2	1	5
Non-United States	186	107	69
Total current income tax expense	273	106	114
Deferred			
United States			
Federal	(2)	95	(174)
State and local	8	(15)	(4)
Non-United States	(78)	(87)	(18)
Total deferred income tax benefit	(72)	(7)	(196)
Total income tax expense (benefit)	$201	$ 99	$ (82)

Reconciliations of income taxes from the United States federal statutory rate of 35% to the consolidated effective income tax rate follow:

	2011	2010	2009
Income taxes at the United States federal statutory rate	35.0%	35.0%	35.0%
United States operations			
State and local income taxes	0.2%	(0.1)%	0.4%
Deductible dividends	(0.5)%	(0.6)%	(2.1)%
Deductible interest	(0.5)%	(0.8)%	(2.3)%
Credit for research activities	(1.0)%	(1.4)%	(3.9)%
Impact of Health Care Reform and Education Reconciliation Act and pre-funding on taxation associated with Medicare Part D	(0.9)%	2.2%	0.0%
Other-net	0.5%	1.4%	5.0%
Non-United States operations			
Foreign tax credit	(2.3)%	(6.4)%	(2.5)%
Non-United States operations (earnings taxed at other than the United States tax rate)	(15.5)%	(13.9)%	(52.6)%
Worldwide operations			
Adjustments to tax liabilities	(0.8)%	(1.2)%	(11.9)%
Adjustments to valuation allowances	(1.3)%	(4.7)%	7.7%
Effective income tax expense (benefit) rate	12.9%	9.5%	(27.2)%

During 2011, income tax expense of $201 was recognized (an effective tax rate of 12.9%) compared to $99 for 2010 (an effective tax rate of 9.5%). The higher effective tax rate in 2011 was primarily attributable to greater levels of income in high tax jurisdictions, particularly in the United States and Brazil, due to continued improvement in market conditions. Earnings taxed at other than the United States tax rate includes the impact of tax holidays in certain jurisdictions.

With limited exceptions, no provision has been made for income taxes on undistributed earnings of non-United States subsidiaries of $6.4 billion at December 31, 2011, since it is the Company's intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practicable to estimate the additional income taxes and applicable foreign withholding taxes that would be payable on the remittance of such undistributed earnings.

The Company's largest growth areas that require capital are in developing foreign markets, such as India, Brazil, the Middle East, Africa, Southeast Asia and China. The cash that is permanently reinvested is typically used to expand operations either organically or through acquisitions in such developing markets as well as other mature foreign markets where the Company targets increased market share. The Company's United States operations normally generate cash flow sufficient to satisfy United States operating requirements. Dividends paid during 2011 from foreign affiliates to the United States parent were not significant.

Worldwide income tax payments follow:

2011	$ 191
2010	141
2009	124

Deferred Income Tax Assets and Liabilities

Components of current and long-term deferred income taxes follow:

	2011		2010	
	Current assets	Long-term assets and liabilities	Current assets	Long-term assets and liabilities
Accruals and other adjustments				
Employee benefits	$114	$778	$ 94	$681
Depreciation and amortization	(2)	(498)	(1)	(567)
Other accruals and adjustments	293	77	224	90
Other items	-	(4)	-	(6)
United States federal income tax loss carryforwards	-	7	-	5
United States federal income tax credit carryforwards	-	251	-	253
United States state and local tax loss carryforwards and tax credit carryforwards	-	65	-	74
Non-United States tax loss carryforwards	-	417	-	360
Non-United States income tax credit carryforwards	-	95	-	72
Valuation allowance for income tax loss and income tax credit carryforwards	-	(441)	-	(421)
Other valuation allowances	(7)	(55)	(14)	(27)
Total deferred income taxes	$398	$692	$303	$514

At the end of 2011, United States federal income tax loss carryforwards and income tax credit carryforwards were available to reduce future federal income tax liabilities. These carryforwards and their expiration dates are summarized below:

	2012 through 2016	2017 through 2021	2022 through 2026	2027 through 2031	Not subject to expiration	Valuation allowance
United States federal income tax loss carryforwards	$ 3	$ -	$ 14	$ 3	$ -	$ -
United States federal deferred income tax assets for income tax loss carryforwards	1	-	5	1	-	(6)
United States federal income tax credit carryforwards	-	93	20	86	52	(17)

United States state and local tax loss carryforwards and tax credit carryforwards with a future tax benefit are also available at the end of 2011. These carryforwards and their expiration dates are summarized below:

	2012 through 2016	2017 through 2021	2022 through 2026	2027 through 2031	Not subject to expiration	Valuation allowance
United States state and local income tax loss carryforwards - net of federal tax effect	$ 6	$ 4	$ 11	$ 8	$ -	$ (8)
United States state and local income tax credit carryforwards - net of federal tax effect	11	9	5	5	6	(15)

At December 31, 2011, certain non-United States subsidiaries had tax loss carryforwards and income tax credit carryforwards that are available to offset future taxable income. These carryforwards and their expiration dates are summarized below:

	2012 through 2016	2017 through 2021	2022 through 2026	2027 through 2031	Not subject to expiration	Valuation allowance
Non-United States income tax loss carryforwards	$188	$140	$ 10	$ 48	$1,143	$ -
Non-United States deferred income tax assets for income tax loss carryforwards	49	36	3	13	316	(367)
Non-United States income tax credit carryforwards	46	33	-	9	7	(8)

Recoverability of Deferred Income Tax Assets

Eaton is subject to the income tax laws in the jurisdictions in which it operates. In order to determine its income tax provision for financial statement purposes, Eaton must make significant estimates and judgments about its business operations in these jurisdictions. These estimates and judgments are also used in determining the deferred income tax assets and liabilities that have been recognized for differences between the financial statement and income tax basis of assets and liabilities, and income tax loss carryforwards and income tax credit carryforwards.

Management evaluates the realizability of deferred income tax assets for each of the jurisdictions in which it operates. If the Company experiences cumulative pretax income in a particular jurisdiction in the three-year period including the current and prior two years, management normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise. However, if the Company experiences cumulative pretax losses in a particular jurisdiction in the three-year period including the current and prior two years, management then considers a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, tax law carryback capability in the particular country, prudent and feasible tax planning strategies, and estimates of future earnings and taxable income using the same assumptions as the Company's goodwill and other impairment testing. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, management would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, management would establish a valuation allowance.

As of December 31, 2011, United States federal deferred income tax assets were $1.6 billion. The largest component of the deferred income tax assets is due to timing differences between revenue and expense recognition for income tax versus financial statement purposes. In addition, the Company possesses certain income tax credit carryforwards that comprise the remainder of the balance. Over the 20 year carryforward period available for net operating losses and general business credits, taxable income of approximately $4.6 billion would need to be realized to utilize all deferred income tax assets. As of December 31, 2011, management believes that, with a couple of very limited exceptions totaling $23, it is more likely than not that the entire United States federal deferred income tax assets will be realized.

Applying the above methodology, valuation allowances have been established for certain United States federal, state and local income, as well as certain non-United States, deferred income tax assets to the extent they are not expected to be realized within the particular tax carryforward period.

Unrecognized Income Tax Benefits

Eaton's historical policy has been to enter into tax planning strategies only if it is more likely than not that the benefit would be sustained upon audit. For example, the Company does not enter into any of the Internal Revenue Service (IRS) Listed Transactions as set forth in Treasury Regulation 1.6011-4.

A summary of gross unrecognized income tax benefits follows:

	2011	2010	2009
Balance at January 1	$ 224	$ 197	$ 139
Increases and decreases as a result of positions taken during prior years			
Transfers to valuation allowances	-	(2)	(1)
Other increases	3	7	37
Other decreases, including foreign currency translation	(14)	(31)	(4)
Balances related to acquired businesses	2	34	5
Increases as a result of positions taken during the current year	31	23	28
Decreases relating to settlements with tax authorities	(2)	-	(4)
Decreases as a result of a lapse of the applicable statute of limitations	(8)	(4)	(3)
Balance at December 31	$ 236	$ 224	$ 197

If all unrecognized tax benefits were recognized, the net impact on the provision for income tax expense would be $184.

As of December 31, 2011 and 2010, Eaton had accrued approximately $29 and $36, respectively, for the payment of worldwide interest and penalties. Eaton recognizes interest and penalties related to unrecognized income tax benefits in the provision for income tax expense. The Company has accrued penalties in jurisdictions where they are automatically applied to any deficiency, regardless of the merit of the position.

The resolution of the majority of Eaton's unrecognized income tax benefits is dependent upon uncontrollable factors such as law changes; the prospect of retroactive regulations; new case law; the willingness of the income tax authority to settle the issue, including the timing thereof; and other factors. Therefore, for the majority of unrecognized income tax benefits, it is not reasonably possible to estimate the increase or decrease in the next 12 months. For each of the unrecognized income tax benefits where it is possible to estimate the increase or decrease in the balance within the next 12 months, the Company does not anticipate any significant change.

Eaton or its subsidiaries file income tax returns in the United States and foreign jurisdictions. The IRS has completed their examination of the Company's United States income tax returns for 2005 and 2006 and has issued a Statutory Notice of Deficiency (Notice) as discussed below. The statute of limitations on these tax years remains open to the extent of the tax assessment until the matter is resolved. Although the formal examination has not begun, the Company recently agreed to extend the statute of limitations for the IRS to examine its United States income tax returns for 2007, 2008 and 2009 until December 31, 2013. Eaton is also under examination for the income tax filings in various state and foreign jurisdictions. With only a few exceptions, the Company is no longer subject to state and local income tax examinations for years before 2008, or foreign examinations for years before 2006.

At the end of the fourth quarter of 2011, the IRS issued a Notice for Eaton's 2005 and 2006 tax years. The Notice proposes assessments of $75 in additional taxes plus $52 in penalties related primarily to transfer pricing adjustments for products manufactured in the Company's facilities in Puerto Rico and the Dominican Republic and sold to affiliated companies located in the U.S., net of agreed credits and deductions. The Company has set its transfer prices for products sold between these affiliates at the same prices that the Company sells such products to third parties. The Notice was issued despite the IRS having previously recognized the validity of the Company's transfer pricing methodology by entering into two successive binding Advance Pricing Agreements (APAs) that approved and, in fact, required the application of the Company's transfer pricing methodology for the ten year period of 2001 through 2010. For the years 2001 through 2004, the IRS had previously accepted the transfer pricing methodology related to these APAs after a comprehensive review conducted in two separate audit cycles. On December 16, 2011, immediately prior to the Notice being issued, the IRS sent a letter stating that it was canceling the APAs.

The Company firmly believes that the proposed assessments are without merit. The Company also believes that it was in full compliance with the terms of the two APAs and that the IRS's unilateral attempt to retroactively cancel these two binding contracts is also without merit and represents a breach of the two contracts. The Company intends to file a Petition with the U.S. Tax Court in which it will assert that the transfer pricing established in the two APA contracts meets the arms-length standard set by the U.S. income tax law, that the transfer pricing the Company has used is in full compliance with U.S. income tax laws, and accordingly, that the two APA contracts should be enforced in accordance with their terms. The Company believes that the ultimate resolution of this matter will not have a material impact on its consolidated financial statements.

During 2010, Eaton received a significant tax assessment in Brazil for the tax years 2005 through 2008 that relates to the amortization of certain goodwill generated from the acquisition of third party businesses and corporate reorganizations. In this jurisdiction, the Company had previously filed and received a favorable tax ruling on the key aspects of the transaction not specifically covered by the plain meaning of the local tax statutes. The ruling request fully disclosed all steps of the transaction. The tax assessment is pending review at the second of three administrative appeals levels. The first administrative appeal level made a 50% reduction in assessed penalties. The Company disagrees with the assessment and intends to litigate the matter if it is not resolved at the administrative appeals levels. Multiple outside advisors have stated that Brazilian tax authorities are raising the issue for most clients with similar facts and that the matter is expected to require at least 10 years to resolve. At this time, management believes that final resolution of the assessment will not have a material impact on the consolidated financial statements.

Note 9. Eaton Shareholders' Equity

There are 500 million common shares authorized ($0.50 par value per share), 334.4 million of which were issued and outstanding at the end of 2011. At December 31, 2011, there were 8,191 holders of record of common shares. Additionally, 18,220 current and former employees were shareholders through participation in the Eaton Savings Plan (ESP), Eaton Personal Investment Plan (EPIP), and the Eaton Puerto Rico Retirement Savings Plan.

Eaton has a common share repurchase program (2007 Program) that authorizes the repurchase of 10 million common shares. In 2011, 8.3 million common shares were repurchased under the 2007 Program in the open market at a total cost of $343. On September 28, 2011, Eaton's Board of Directors approved a common share repurchase program (2011 Program) that replaced the 2007 Program and authorizes the purchase of up to 20 million shares, not to exceed an aggregate purchase price of $1.25 billion. The common shares are expected to be repurchased over time, depending on market conditions, the market price of common shares, capital levels and other considerations. In 2011, no common shares were repurchased under the 2011 Program. No common shares were repurchased in the open market in 2010 or 2009.

Eaton has deferral plans that permit certain employees and directors to defer a portion of their compensation. A trust contains $6 and $9 of common shares and marketable securities, as valued at December 31, 2011 and 2010, respectively, to fund a portion of these liabilities. The marketable securities were included in Other assets and the common shares were included in Shareholders' equity at historical cost.

Accumulated Other Comprehensive Loss

The components of Accumulated other comprehensive loss as reported in the Consolidated Balance Sheets follow:

	2011	2010
Foreign currency translation and related hedging instruments (net of income tax benefit of $43 in 2011 and $32 in 2010)	$ (502)	$ (261)
Pensions (net of income tax benefit of $651 in 2011 and $489 in 2010)	(1,309)	(972)
Other postretirement benefits (net of income tax benefit of $110 in 2011 and $99 in 2010)	(138)	(122)
Cash flow hedges (net of income tax benefit of $8 in 2011 and income tax expense of $4 in 2010)	(15)	7
Total accumulated other comprehensive loss	$ (1,964)	$ (1,348)

Net Income per Common Share

A summary of the calculation of net income per common share attributable to common shareholders follows:

(Shares in millions)	2011	2010	2009
Net income attributable to Eaton common shareholders	$1,350	$ 929	$ 383
Weighted-average number of common shares outstanding – diluted	342.8	339.5	335.8
Less dilutive effect of stock options and restricted stock awards	4.5	4.0	3.1
Weighted-average number of common shares outstanding – basic	338.3	335.5	332.7
Net income per common share			
Diluted	$ 3.93	$ 2.73	$ 1.14
Basic	3.98	2.76	1.16

In 2011, 2010 and 2009, 1.5 million, 6.9 million and 16.3 million stock options, respectively, were excluded from the calculation of diluted net income per common share because the exercise price of the options exceeded the average market price of the common shares during the period and their effect, accordingly, would have been antidilutive.

Note 10. Equity-Based Compensation

Restricted Stock Units

Restricted stock units and awards (RSUs) have been issued to certain employees at fair market value at the date of grant. These awards entitle the holder to receive one common share for each RSU upon vesting, generally over three or four years. A summary of the RSU activity for 2011 follows:

(Restricted stock units in millions)	Number of restricted stock units	Weighted-average fair value per award
Non-vested at January 1	5.2	$26.48
Granted	1.1	53.53
Vested	(1.3)	25.92
Forfeited	(0.2)	30.83
Non-vested at December 31	4.8	$33.02

Information related to RSUs follows:

	2011	2010	2009
Pretax expense for RSUs	$50	$39	$25
After-tax expense for RSUs	32	25	17

As of December 31, 2011, total compensation expense not yet recognized related to non-vested RSUs was $90, and the weighted-average period in which the expense is expected to be recognized is 2.9 years. Excess tax benefit for restricted stock units and other equity-based compensation totaled $24 for 2011.

Stock Options

Under various plans, stock options have been granted to certain employees and directors to purchase common shares at prices equal to fair market value on the date of grant. Substantially all of these options vest ratably during the three-year period following the date of grant and expire 10 years from the date of grant. Compensation expense is recognized for stock options based on the fair value of the options at the date of grant and amortized on a straight-line basis over the period the employee or director is required to provide service.

The Company uses a Black-Scholes option pricing model to estimate the fair value of stock options. The principal assumptions utilized in valuing stock options include the expected stock price volatility (based on the most recent historical period equal to the expected life of the option); the expected option life (an estimate based on historical experience); the expected dividend yield; and the risk-free interest rate (an estimate based on the yield of United States Treasury zero coupon with a maturity equal to the expected life of the option). A summary of the assumptions used in determining the fair value of stock options follows:

	2011	2010	2009
Expected volatility	33%	31%	30%
Expected option life in years	5.5	5.5	5.5
Expected dividend yield	2.0%	2.0%	2.0%
Risk-free interest rate	2.2% to 1.4%	2.4% to 1.3%	2.2% to 1.7%
Weighted-average fair value of stock options granted	$14.56	$ 8.98	$ 5.14

A summary of stock option activity follows:

(Options in millions)	Weighted-average price per option	Options	Weighted-average remaining contractual life in years	Aggregate intrinsic value
Outstanding at January 1, 2011	$34.62	14.9		
Granted	53.45	0.8		
Exercised	28.79	(2.5)		
Forfeited and canceled	36.85	(0.1)		
Outstanding at December 31, 2011	$36.84	13.1	4.3	$ 96
Exercisable at December 31, 2011	$35.84	12.2	4.0	$ 94
Reserved for future grants at December 31, 2011		7.5		

The aggregate intrinsic value in the table above represents the total excess of the $43.53 closing price of Eaton common shares on the last trading day of 2011 over the exercise price of the stock option, multiplied by the related number of options outstanding and exercisable. The aggregate intrinsic value is not recognized for financial accounting purposes and the value changes based on the daily changes in the fair market value of the Company's common shares.

Information related to stock options follows:

	2011	2010	2009
Pretax expense for stock options	$ 5	$ 11	$ 28
After-tax expense for stock options	4	8	19
Proceeds from stock options exercised	71	157	27
Income tax benefit related to stock options exercised			
Tax benefit classified in operating activities in the Consolidated Statements of Cash Flows	13	-	2
Excess tax benefit classified in financing activities in the Consolidated Statements of Cash Flows	33	-	4
Intrinsic value of stock options exercised	62	98	19
Total fair value of stock options vesting	$ 5	$ 11	$ 22
Stock options exercised, in millions of options	2.541	6.096	1.688

As of December 31, 2011, total compensation expense not yet recognized related to non-vested stock options was $9, and the weighted-average period in which the expense is expected to be recognized is 2.2 years.

Note 11. Fair Value Measurements

Fair value is measured based on an exit price, representing the amount that would be received to sell an asset or paid to satisfy a liability in an orderly transaction between market participants. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a fair value hierarchy is established, which categorizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

A summary of financial instruments recognized at fair value, and the fair value measurements used, follows:

	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
2011				
Cash	$ 385	$ 385	$ -	$ -
Short-term investments	699	699	-	-
Net derivative contracts	46	-	46	-
Long-term debt converted to floating interest rates by interest rate swaps-net	66	-	66	-
2010				
Cash	$ 333	$ 333	$ -	$ -
Short-term investments	838	838	-	-
Net derivative contracts	69	-	69	-
Long-term debt converted to floating interest rates by interest rate swaps-net	42	-	42	-

Eaton values its financial instruments using an industry standard market approach, in which prices and other relevant information is generated by market transactions involving identical or comparable assets or liabilities. No financial instruments were recognized using unobservable inputs.

Other Fair Value Measurements

Long-term debt and the current portion of long-term debt had a carrying value of $3,687 and fair value of $4,273 at December 31, 2011 compared to $3,386 and $3,787, respectively, at December 31, 2010.

Short-Term Investments

Eaton invests excess cash generated from operations in short-term marketable investments. For those investments classified as "available-for-sale", Eaton marks these investments to fair value with the offset recognized in Accumulated other comprehensive loss. A summary of the carrying value of short-term investments follows:

	2011	2010
Time deposits, certificate of deposits and demand deposits with banks	$466	$592
Money market investments	228	246
Other	5	-
Total short-term investments	$699	$838

Note 12. Derivative Financial Instruments and Hedging Activities

In the normal course of business, Eaton is exposed to certain risks related to fluctuations in interest rates, foreign currency exchange rates and commodity prices. The Company uses various derivative and non-derivative financial instruments, primarily interest rate swaps, foreign currency forward exchange contracts, foreign currency swaps and, to a lesser extent, commodity contracts, to manage risks from these market fluctuations. The instruments used by Eaton are straightforward, non-leveraged instruments. The counterparties to these instruments are financial institutions with strong credit ratings. Eaton maintains control over the size of positions entered into with any one counterparty and regularly monitors the credit rating of these institutions. Such instruments are not purchased and sold for trading purposes.

Derivative financial instruments are accounted for at fair value and recognized as assets or liabilities in the Consolidated Balance Sheets. Accounting for the gain or loss resulting from the change in the fair value of the derivative financial instrument depends on whether it has been designated, and is effective, as part of a hedging relationship and, if so, as to the nature of the hedging activity. Eaton formally documents all relationships between derivative financial instruments accounted for as designated hedges and the hedged item, as well as its risk-management objective and strategy for undertaking the hedge transaction. This process includes linking derivative financial instruments to a recognized asset or liability, specific firm commitment, forecasted transaction, or net investment in a foreign operation. These financial instruments can be designated as:

- Hedges of the change in the fair value of a recognized fixed-rate asset or liability, or the firm commitment to acquire such an asset or liability (a fair value hedge); for these hedges, the gain or loss from the derivative financial instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in income during the period of change in fair value.
- Hedges of the variable cash flows of a recognized variable-rate asset or liability, or the forecasted acquisition of such an asset or liability (a cash flow hedge); for these hedges, the effective portion of the gain or loss from the derivative financial instrument is recognized in Accumulated other comprehensive loss and reclassified to income in the same period when the gain or loss on the hedged item is included in income.
- Hedges of the foreign currency exposure related to a net investment in a foreign operation (a net investment hedge); for these hedges, the effective portion of the gain or loss from the derivative financial instrument is recognized in Accumulated other comprehensive loss and reclassified to income in the same period when the gain or loss related to the net investment in the foreign operation is included in income.

The gain or loss from a derivative financial instrument designated as a hedge that is effective is classified in the same line of the Consolidated Statements of Income as the offsetting loss or gain on the hedged item. The change in fair value of a derivative financial instrument that is not effective as a hedge is immediately recognized in income.

For derivatives that are not designated as a hedge, any gain or loss is immediately recognized in income. The majority of derivatives used in this manner relate to risks resulting from assets or liabilities denominated in a foreign currency and certain commodity contracts that arise in the normal course of business. During 2011, Eaton incurred losses of $18 associated with commodity hedge contracts. Gains and losses associated with commodity hedge contracts are reported in Cost of products sold.

Eaton uses certain of its debt denominated in foreign currency to hedge portions of its net investments in foreign operations against foreign currency exposure (net investment hedges). Debt denominated in foreign currency and designated as non-derivative net investment hedging instruments was $129 and $123 at December 31, 2011 and 2010, respectively. For additional information about debt, see Note 5.

Interest Rate Risk

Eaton has entered into fixed-to-floating interest rate swaps and floating-to-fixed interest rate swaps to manage interest rate risk of certain long-term debt. These interest rate swaps are accounted for as fair value hedges and cash flow hedges, respectively, of certain long-term debt. The maturity of the swap corresponds with the maturity of the debt instrument as noted in the table of long-term debt in Note 5.

A summary of interest rate swaps outstanding at December 31, 2011, follows:

Fixed-to-Floating Interest Rate Swaps

Notional amount	Fixed interest rate received	Floating interest rate paid	Basis for contracted floating interest rate paid
$ 200	4.90%	2.81%	6 month LIBOR+2.15%
100	5.95%	3.12%	6 month LIBOR+2.60%
215	5.60%	3.00%	6 month LIBOR+2.34%
300	6.95%	5.63%	3 month LIBOR+5.08%
25	8.875%	4.61%	6 month LIBOR+3.84%
25	7.625%	3.03%	6 month LIBOR+2.48%
50	7.65%	3.23%	6 month LIBOR+2.57%
25	5.45%	0.87%	6 month LIBOR+0.28%

Floating-to-Fixed Interest Rate Swaps

Notional amount	Floating interest rate received	Fixed interest rate paid	Basis for contracted floating interest rate received
$ 300	0.56%	0.76%	3 month LIBOR

Derivative Financial Statement Impacts

The fair value of derivative financial instruments recognized in the Consolidated Balance Sheets follows:

	Notional amount	Other current assets	Other long-term assets	Other current liabilities	Type of hedge	Term
December 31, 2011						
Derivatives designated as hedges						
Fixed-to-floating interest rate swaps	$ 940	$ -	$ 68	$ 2	Fair value	1 to 22 years
Floating-to-fixed interest rate swaps	300	-	-	-	Cash flow	2 years
Foreign currency exchange contracts	308	4	-	9	Cash flow	12 to 36 months
Commodity contracts	47	-	-	7	Cash flow	12 months
Total		$ 4	$ 68	$ 18		
Derivatives not designated as hedges						
Foreign currency exchange contracts	$ 2,954	$ 18		$ 14		12 months
Commodity contracts	57	-		12		12 months
Total		$ 18		$ 26		
December 31, 2010						
Derivatives designated as hedges						
Fixed-to-floating interest rate swaps	$ 540	$ -	$ 42	$ -	Fair value	2 to 23 years
Foreign currency exchange contracts	227	4	-	5	Cash flow	12 to 36 months
Commodity contracts	39	8	-	-	Cash flow	12 months
Cross currency swaps	75	2	-	-	Net investment	12 months
Total		$ 14	$ 42	$ 5		
Derivatives not designated as hedges						
Foreign currency exchange contracts	$ 2,777	$ 20		$ 19		12 months
Commodity contracts	102	17		-		12 months
Total		$ 37		$ 19		

The foreign currency exchange contracts shown in the table above as derivatives not designated as hedges are primarily contracts entered into to manage foreign currency volatility or exposure on intercompany sales and loans. While Eaton does not elect hedge accounting treatment for these derivatives, Eaton targets managing 100% of the intercompany balance sheet exposure to minimize the effect of currency volatility related to the movement of goods and services in the normal course of its operations. This activity represents the great majority of these foreign currency exchange contracts.

Amounts recognized in Accumulated other comprehensive loss follow:

	2011		2010	
	Gain (loss) recognized in Accumulated other comprehensive loss	Gain (loss) reclassified from Accumulated other comprehensive loss	Gain (loss) recognized in Accumulated other comprehensive loss	Gain (loss) reclassified from Accumulated other comprehensive loss
Derivatives designated as cash flow hedges				
Foreign currency exchange contracts	$ (10)	$ (6)	$ (2)	$ 1
Commodity contracts	(12)	6	8	5
Derivatives designated as net investment hedges				
Cross currency swaps	1	-	(8)	-
Total	$ (21)	$ -	$ (2)	$ 6

Gains and losses reclassified from Accumulated other comprehensive loss to the Consolidated Statements of Income were recognized in Cost of products sold.

Amounts recognized in net income follow:

	2011	2010
Derivatives designated as fair value hedges		
Fixed-to-floating interest rate swaps	$ 24	$ 33
Related long-term debt converted to floating interest rates by interest rate swaps	(24)	(33)
	$ -	$ -

Gains and losses described above were recognized in Interest expense-net.

Cash received from the early termination of interest rate swaps totaled $0, $22 and $15 for the years ended December 31, 2011, 2010 and 2009, respectively.

Note 13. Accounts Receivable and Inventory

Accounts Receivable

Eaton performs ongoing credit evaluation of its customers and maintains sufficient allowances for potential credit losses. The Company evaluates the collectability of its accounts receivable based on the length of time the receivable is past due and any anticipated future write-off based on historic experience. Accounts receivable balances are written off against an allowance for doubtful accounts after a final determination of uncollectability has been made. Accounts receivable are net of an allowance for doubtful accounts of $48 and $51 at December 31, 2011 and 2010, respectively.

Inventory

Inventory is carried at lower of cost or market. Inventory in the United States is generally accounted for using the last-in, first-out (LIFO) method. Remaining United States and non-United States inventory is accounted for using the first-in, first-out (FIFO) method. Cost components include raw materials, purchased components, direct labor, indirect labor, utilities, depreciation, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and costs of the distribution network.

The components of inventory follow:

	2011	2010
Raw materials	$ 706	$ 651
Work-in-process	272	229
Finished goods	867	800
Inventory at FIFO	1,845	1,680
Excess of FIFO over LIFO cost	(144)	(116)
Total inventory	$1,701	$ 1,564

Inventory at FIFO accounted for using the LIFO method was 42% and 40% at the end of 2011 and 2010, respectively.

Note 14. Business Segment and Geographic Region Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance. Eaton's segments are as follows:

Electrical Americas and Electrical Rest of World

The Electrical segments are global leaders in electrical components and systems for power quality, distribution and control. Products include circuit breakers, switchgear, UPS systems, power distribution units, panelboards, loadcenters, motor controls, meters, sensors, relays and inverters. The principal markets for the Electrical Americas and Electrical Rest of World segments are industrial, institutional, governmental, utility, commercial, residential and information technology. These products are used wherever there is a demand for electrical power in commercial buildings, data centers, residences, apartment and office buildings, hospitals, factories and utilities. The segments share several common global customers, but a large number of customers are located regionally and sales are made directly to original equipment manufacturers and indirectly through distributors, resellers and manufacturers representatives.

Hydraulics

The Hydraulics segment is a global leader in hydraulics components, systems and services for industrial and mobile equipment. Eaton offers a wide range of power products including pumps, motors and hydraulic power units; a broad range of controls and sensing products including valves, cylinders and electronic controls; a full range of fluid conveyance products including industrial and hydraulic hose, fittings, and assemblies, thermoplastic hose and tubing, couplings, connectors, and assembly equipment; filtration systems solutions; heavy-duty drum and disc brakes; and golf grips. The principal markets for the Hydraulics segment include oil and gas, renewable energy, marine, agriculture, construction, mining, forestry, utility, material handling, truck and bus, machine tools, molding, primary metals and power generation. Key manufacturing customers in these markets and other customers are located globally, and these products are sold and serviced through a variety of channels.

Aerospace

The Aerospace segment is a leading global supplier of aerospace fuel, hydraulics and pneumatic systems for commercial and military use. Products include hydraulic power generation systems for aerospace applications including pumps, motors, hydraulic power units, hose and fittings, electro-hydraulic pumps and power and load management systems; controls and sensing products including valves, cylinders, electronic controls, electromechanical actuators, sensors, displays and panels, aircraft flap and slat systems and nose wheel steering systems; fluid conveyance products, including hose, thermoplastic tubing, fittings, adapters, couplings, sealing and ducting; and fuel systems including fuel pumps, sensors, valves, adapters and regulators. The principal markets for the Aerospace segment are manufacturers of commercial and military aircraft and related after-market customers. These manufacturers and other customers operate globally, and these products are sold and serviced through a variety of channels.

Truck

The Truck segment is a leader in the design, manufacture and marketing of a complete line of drivetrain and powertrain systems and components for performance, fuel economy and safety for commercial vehicles. Products include transmissions, clutches and hybrid power systems. The principal markets for the Truck segment are original equipment manufacturers and after-market customers of heavy-, medium-, and light-duty trucks and passenger cars. These manufacturers and other customers are located globally, and most sales of these products are made directly to these customers.

Automotive

The Automotive segment is a leading supplier of automotive drivetrain and powertrain systems for performance, fuel economy and safety including critical components that reduce emissions and fuel consumption and improve stability, performance, fuel economy and safety of cars, light trucks and commercial vehicles. Products include superchargers, engine valves and valve actuation systems, cylinder heads, locking and limited slip differentials, transmission and engine controls, fuel vapor components, compressor control clutches for mobile refrigeration, fluid connectors and hoses for air conditioning and power steering, underhood plastic components, fluid conveyance products including, hose, thermoplastic tubing, fittings, adapters, couplings and sealing products for the global automotive industry. The principal markets for the Automotive segment are original equipment manufacturers and after-market customers of light-duty trucks, SUVs, CUVs, and passenger cars. These manufacturers and other customers are located globally, and most sales of these products are made directly to these customers.

Other Information

No single customer represented greater than 10% of net sales in 2011, 2010 or 2009, respectively.

The accounting policies of the business segments are generally the same as the policies described in Note 1, except that inventory and related cost of products sold of the segments are accounted for using the FIFO method and operating profit only reflects the service cost component related to pensions and other postretirement benefits. Intersegment sales and transfers are accounted for at the same prices as if the sales and transfers were made to third parties. These intersegment sales are eliminated in consolidation.

For purposes of business segment performance measurement, the Company does not allocate items that are of a non-operating nature, or corporate organizational and functional expenses of a governance nature. Corporate expenses consist of corporate office expenses including compensation, benefits, occupancy, depreciation, and other administrative costs. Identifiable assets of the business segments exclude goodwill, other intangible assets, and general corporate assets, which principally consist of cash, short-term investments, deferred income taxes, certain accounts receivable, certain property, plant and equipment, and certain other assets.

Geographic Region Information

Net sales are measured based on the geographic destination of sales. Long-lived assets consist of property, plant and equipment-net.

	2011	2010	2009
Net sales			
United States	$ 7,165	$ 6,166	$ 5,574
Canada	815	666	562
Latin America	1,952	1,629	1,159
Europe	4,092	3,532	3,157
Asia Pacific	2,025	1,722	1,421
Total	$16,049	$13,715	$11,873
Long-lived assets			
United States	$ 1,227	$ 1,102	$ 1,024
Canada	27	25	23
Latin America	247	275	272
Europe	649	664	748
Asia Pacific	452	411	378
Total	$ 2,602	$ 2,477	$ 2,445

Eaton is a net exporter of products from its United States operations. In 2011, 2010 and 2009, Eaton's net exports were $961, $840 and $710, respectively.

Business Segment Information	2011	2010	2009
Net sales			
Electrical Americas	$ 4,192	$ 3,675	$ 3,410
Electrical Rest of World	2,984	2,748	2,483
Hydraulics	2,835	2,212	1,692
Aerospace	1,648	1,536	1,602
Truck	2,644	1,997	1,457
Automotive	1,746	1,547	1,229
Total net sales	$ 16,049	$ 13,715	$ 11,873
Segment operating profit			
Electrical Americas	$ 605	$ 529	$ 518
Electrical Rest of World	278	264	107
Hydraulics	438	279	51
Aerospace	244	220	245
Truck	486	245	39
Automotive	209	163	(10)
Total segment operating profit	2,260	1,700	950
Corporate			
Amortization of intangible assets	(190)	(181)	(170)
Interest expense-net	(118)	(136)	(150)
Pension and other postretirement benefits expense	(142)	(120)	(212)
Other corporate expense-net	(257)	(227)	(115)
Income before income taxes	1,553	1,036	303
Income tax expense (benefit)	201	99	(82)
Net income	1,352	937	385
Less net income for noncontrolling interests	(2)	(8)	(2)
Net income attributable to Eaton common shareholders	$ 1,350	$ 929	$ 383
Business segment operating profit was reduced by acquisition integration charges as follows:			
Electrical Americas	$ 8	$ 2	$ 4
Electrical Rest of World	2	33	60
Hydraulics	4	1	3
Aerospace	-	4	12
Automotive	-	-	1
Total	$ 14	$ 40	$ 80
Identifiable assets			
Electrical Americas	$ 1,364	$ 1,272	$ 1,050
Electrical Rest of World	1,531	1,630	1,625
Hydraulics	1,265	1,080	939
Aerospace	754	726	729
Truck	920	866	797
Automotive	863	904	866
Total identifiable assets	6,697	6,478	6,006
Goodwill	5,537	5,454	5,435
Other intangible assets	2,192	2,272	2,441
Corporate	3,447	3,048	2,400
Total assets	$ 17,873	$ 17,252	$ 16,282
Capital expenditures for property, plant and equipment			
Electrical Americas	$ 65	$ 59	$ 30
Electrical Rest of World	52	49	39
Hydraulics	70	45	21
Aerospace	21	21	16
Truck	80	59	30
Automotive	92	61	24
Total	380	294	160
Corporate	188	100	35
Total expenditures for property, plant and equipment	$ 568	$ 394	$ 195
Depreciation of property, plant and equipment			
Electrical Americas	$ 53	$ 55	$ 56
Electrical Rest of World	58	56	61
Hydraulics	54	52	57
Aerospace	26	25	26
Truck	74	76	83
Automotive	73	77	85
Total	338	341	368
Corporate	29	28	30
Total depreciation of property, plant and equipment	$ 367	$ 369	$ 398

Management's Discussion and Analysis of Financial Condition and Results of Operations

Amounts are in millions of dollars or shares unless indicated otherwise (per share data assume dilution).

Company Overview

Eaton Corporation (Eaton or Company) is a diversified power management company with 2011 net sales of $16.0 billion. The Company is a global technology leader in electrical components and systems for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 73,000 employees in over 50 countries, and sells products to customers in more than 150 countries.

Eaton's operating segments are Electrical Americas, Electrical Rest of World, Hydraulics, Aerospace, Truck and Automotive. These segments are components of the Company with separate financial information that is evaluated on a regular basis by the chief operating decision maker in determining how to allocate resources. For additional information regarding Eaton's business segments, see Note 14 to the Consolidated Financial Statements.

During 2009, Eaton experienced significant challenges due to the global recession and instability in the financial and capital markets, which had a significant impact on the demand for Eaton's products. In response to these events, and to remain competitive in the marketplace, substantial changes were made to the Company's cost structure, including a 17% full-time workforce reduction in 2009, as well as other cost-containment actions. In 2010, the Company experienced a return to growth in end markets, higher demand for products and overall improved operating results due to better economic conditions and the cost-containment actions initiated in 2009.

During 2011, the Company experienced even greater demand for its products due to continued improvements in economic conditions, with growth in all segments. This growth was partially dampened by the slowing Eurozone economy and restrictions on credit availability in China, primarily during the latter part of 2011.

For 2012, the Company expects modest growth of 5% with United States markets slightly stronger than markets outside of the United States. See 2012 Forward-Looking Perspective for Eaton's forward-looking guidance in Management's Discussion and Analysis.

Eaton acquired certain businesses that affect comparability on a year over year basis. The Consolidated Statements of Income include the results of these businesses from the dates of the transactions. For a complete list of business acquisitions and joint ventures, see Note 2 to the Consolidated Financial Statements.

A summary of Eaton's Net sales, Net income attributable to Eaton common shareholders, and Net income per common share-diluted follows:

	2011	2010	2009
Net sales	$16,049	$13,715	$11,873
Net income attributable to Eaton common shareholders	1,350	929	383
Net income per common share-diluted	$ 3.93	$ 2.73	$ 1.14

Results of Operations

The following discussion of Consolidated Financial Results and Business Segment Results of Operations includes certain non-GAAP financial measures. These financial measures include operating earnings, operating earnings per common share, and operating profit before acquisition integration charges for each business segment, each of which excludes amounts that differ from the most directly comparable measure calculated in accordance with generally accepted accounting principles (GAAP). A reconciliation of each of these financial measures to the most directly comparable GAAP measure is included in the following table and in the discussion of the operating results of each business segment. Management believes that these financial measures are useful to investors because they exclude transactions of an unusual nature, allowing investors to more easily compare Eaton's financial performance period to period. Management uses this information in monitoring and evaluating the on-going performance of Eaton and each business segment.

Consolidated Financial Results

	2011	Change from 2010	2010	Change from 2009	2009
Net sales	$16,049	17%	$13,715	16%	$11,873
Gross profit	4,788	17%	4,082	32%	3,091
Percent of net sales	29.8%		29.8%		26.0%
Income before income taxes	1,553	50%	1,036	242%	303
Net income	$ 1,352	44%	$ 937	143%	$ 385
Less net income for noncontrolling interests	(2)		(8)		(2)
Net income attributable to Eaton common shareholders	1,350	45%	929	143%	383
Excluding acquisition integration charges (after-tax)	10		27		54
Operating earnings	$ 1,360	42%	$ 956	119%	$ 437
Net income per common share - diluted	$ 3.93	44%	$ 2.73	141%	$ 1.14
Excluding per share impact of acquisition integration charges (after-tax)	0.03		0.08		0.16
Operating earnings per common share	$ 3.96	41%	$ 2.81	117%	$ 1.30

Net Sales

Net sales in 2011 increased by 17% compared to 2010 due to 13% from higher core sales, an increase of 2% from the impact of foreign exchange, and an increase of 2% from acquisitions of businesses. Core sales growth was driven by increased demand in end markets in 2011 compared to 2010. Economic volatility in Europe and restrictions on credit availability in China caused some dampening of overall growth in the second half of 2011. Net sales in 2010 increased by 16% compared to 2009 due to 14% higher core sales, an increase of 1% from the impact of foreign exchange, and an increase of 1% from acquisitions of businesses. Core sales were primarily impacted by the rebound in end markets.

Gross Profit

Gross profit increased by 17% in 2011 compared to 2010, and profit margin remained consistent compared to 2010 at 29.8% of Net sales. Gross profit increased by 32% in 2010 compared to 2009, improving to 29.8% of Net sales, up 3.8 percentage points from 2009. The increase in both periods was primarily due to higher sales, manufacturing efficiencies resulting from higher sales volumes, and the benefits of substantial changes in the Company's cost structure implemented in 2009 and 2010, partially offset by higher raw material and commodity costs. The Company's cost structure reflects savings associated with workforce reductions taken in 2009. Additionally, contributing to higher gross profit in 2010 is the absence of charges for severance and pension and other postretirement benefits expense incurred in 2009.

Income Taxes

The effective income tax expense rate for 2011 was 12.9% compared to 9.5% for 2010 and an income tax benefit rate of 27.2% for 2009. The higher effective tax rate for 2011 and 2010 was primarily attributable to greater levels of income in high tax jurisdictions, particularly in the United States and Brazil, due to continued improvement in market conditions. The increased tax rate in 2010 compared to 2009 was further impacted by a one-time, non-cash charge of $22 to reflect the impact of the Health Care Reform and Education Reconciliation Act on taxation associated with Medicare Part D, and adjustments of $22 related to an income tax audit of transfer pricing for the period 2005 to 2009, partially offset by the successful resolution of international tax audit issues, the recognition of state and local income tax benefits involving tax loss carryforwards and the recognition of additional international deferred tax assets. The income tax benefit rate for 2009 was favorably impacted by tax benefits of $104 from United States federal income tax losses. Eaton also recognized income tax benefits of $13 in 2009, which represented adjustments to certain worldwide tax liabilities and valuation allowances and benefits related to the settlement of international income tax audits. For additional information on income taxes, see Note 8 to the Consolidated Financial Statements.

Net Income

Net income attributable to Eaton common shareholders of $1,350 in 2011 increased 45% compared to Net income attributable to Eaton common shareholders of $929 in 2010, and Net income per common share of $3.93 in 2011 increased 44% over Net income per common share of $2.73 in 2010. The increase was primarily due to higher sales and the factors noted above that affected gross profit. Net income attributable to Eaton common shareholders of $929 in 2010 increased 143% compared to Net income attributable to Eaton common shareholders of $383 in 2009 and Net income per common share of $2.73 in 2010 increased 141% over Net income per common share of $1.14 in 2009. The increases were primarily due to higher sales in 2010 and the factors that affected gross profit, partially offset by higher income tax expense in 2010 as discussed above. Net income attributable to Eaton common shareholders in 2010 was unfavorably impacted by a $36 pretax charge related to a legal judgment in Brazil. See Other Matters for additional information related to this legal judgment.

Business Segment Results of Operations

The following is a discussion of Net sales, operating profit and operating profit margin by business segment which includes a discussion of operating profit and operating profit margin before acquisition integration charges. For additional information related to integration charges see Note 3 to the Consolidated Financial Statements. For additional information related to acquired businesses see Note 2 to the Consolidated Financial Statements.

Electrical Americas

	2011	Change from 2010	2010	Change from 2009	2009
Net sales	$4,192	14%	$3,675	8%	$3,410
Operating profit	605	14%	529	2%	518
Operating margin	14.4%		14.4%		15.2%
Acquisition integration charges	$ 8		$ 2		$ 4
Before acquisition integration charges					
Operating profit	$ 613	15%	$ 531	2%	$ 522
Operating margin	14.6%		14.4%		15.3%

Net sales increased 14% in 2011 compared to 2010 due to an increase of 11% in core sales, an increase of 2% from the acquisition of businesses, and an increase of 1% from the favorable impact of foreign exchange. The increase in net sales in 2011 was due to strong growth in industrial controls and nonresidential electrical markets. Net sales increased 8% in 2010 compared to 2009 due to an increase in core sales of 5%, an increase of 1% from the favorable impact of foreign exchange, and an increase of 2% from the acquisitions of businesses. Contributing to stronger sales in 2010 was growth in the power quality and industrial control businesses, rebounding from the depressed end market levels of 2009, as well as sales related to government stimulus programs. This increase in sales was partially offset by a decline in non-residential electrical end markets.

Operating profit before acquisition integration charges in 2011 increased 15% from 2010. The increase was largely due to higher net sales as noted above, partially offset by higher raw materials and commodity costs, including losses associated with commodity hedge contracts due to significant declines in metal prices late in September. Operating profit before acquisition integration charges in 2010 increased 2% from 2009 largely due to the increase in sales during 2010, net savings resulting from workforce reductions taken in 2009, and manufacturing efficiencies resulting from higher sales volumes. These increases were partially offset by the cessation of temporary cost-savings measures introduced in 2009, higher raw material costs, and increased support costs as operations returned to normal operating levels compared to the depressed levels in 2009.

Electrical Rest of World

	2011	Change from 2010	2010	Change from 2009	2009
Net sales	$2,984	9%	$2,748	11%	$2,483
Operating profit	278	5%	264	147%	107
Operating margin	9.3%		9.6%		4.3%
Acquisition integration charges	$ 2		$ 33		$ 60
Before acquisition integration charges					
Operating profit	$ 280	(6)%	$ 297	78%	$ 167
Operating margin	9.4%		10.8%		6.7%

Net sales increased 9% in 2011 compared to 2010 due to an increase of 6% from the favorable impact of foreign exchange, an increase of 2% from the acquisition of businesses, and an increase in core sales of 1%. Sales growth in 2011 compared to 2010 was negatively impacted by economic volatility in Europe and restrictions on credit availability in China. Net sales increased 11% in 2010 compared to 2009 due to an increase in core sales of 11% and an increase of 1% from the acquisition of certain businesses, partially offset by a 1% reduction from foreign exchange. The growth in core sales in 2010 was due to the rebound in European and Asian end markets from the depressed levels of 2009.

Operating profit before acquisition integration charges in 2011 decreased 6% from 2010. The decrease in operating profit was primarily due to a decline in the residential solar market, higher raw material and commodity costs, and losses associated with commodity hedge contracts due to significant declines in metal prices late in September. Operating profit before acquisition integration charges in 2010 increased 78% from 2009 largely due to the increase in sales during 2010, net savings resulting from workforce reductions taken in 2009, and manufacturing efficiencies resulting from higher sales volumes. These increases were partially offset by the cessation of temporary cost-savings measures introduced in 2009, and increased support costs as operations returned to normal operating levels compared to the depressed levels in 2009.

Hydraulics

	2011	Change from 2010	2010	Change from 2009	2009
Net sales	$2,835	28%	$2,212	31%	$1,692
Operating profit	438	57%	279	447%	51
Operating margin	15.4%		12.6%		3.0%
Acquisition integration charges	$ 4		$ 1		$ 3
Before acquisition integration charges					
Operating profit	$ 442	58%	$ 280	419%	$ 54
Operating margin	15.6%		12.7%		3.2%

Net sales in 2011 increased 28% compared to 2010 due to higher core sales of 20%, an increase of 5% from the acquisition of businesses, and an increase of 3% from the favorable impact of foreign exchange. The increase in core sales was driven by global hydraulics markets, which grew particularly rapidly in the United States, and the positive impact of pricing actions implemented during the latter part of 2011 in response to increased raw material and commodity costs. Net sales in 2010 increased 31% compared to 2009 due to higher core sales of 30% and an increase of 1% from the favorable impact of foreign exchange. The increase in core sales was driven by global hydraulics markets, which rebounded from the depressed market conditions of 2009.

Operating profit before acquisition integration charges in 2011 increased 58% from 2010, due to the same factors noted above that impacted Net sales. Operating profit before acquisition integration charges in 2010 increased 419% from 2009, primarily due to the increase in sales in 2010, net savings resulting from the workforce reductions taken in 2009, and manufacturing efficiencies resulting from higher sales volumes. These increases were partially offset by the cessation of temporary cost-savings measures introduced in 2009, higher raw material costs, and increased support costs as operations returned to normal operating levels compared to the depressed levels in 2009.

Aerospace

	2011	Change from 2010	2010	Change from 2009	2009
Net sales	$1,648	7%	$1,536	(4)%	$1,602
Operating profit	244	11%	220	(10)%	245
Operating margin	14.8%		14.3%		15.3%
Acquisition integration charges	$ -		$ 4		$ 12
Before acquisition integration charges					
Operating profit	$ 244	9%	$ 224	(13)%	$ 257
Operating margin	14.8%		14.6%		16.0%

Net sales in 2011 increased 7% compared to 2010 due to higher core sales of 6% and an increase of 1% from the favorable impact of foreign exchange. Growth in 2011 was primarily driven by higher customer demand in commercial OEM markets and commercial aftermarkets. Net sales in 2010 declined 4% compared to 2009, driven primarily by slow conditions in the commercial aftermarket, reduced production of commercial transports in the U.S., and a small decline in defense aerospace markets.

Operating profit before acquisition integration charges in 2011 increased 9% from 2010. The increase was primarily due to higher sales volumes and growth in the commercial markets noted above, partially offset by increased expenses stemming from changes in scope, program delays, and execution of new customer programs during the first half of 2011. Operating profit before acquisition integration charges in 2010 decreased 13% from 2009, primarily due to the decline in sales in 2010. The decline also reflected the cessation of temporary cost-savings measures introduced in 2009 and increased support costs.

Truck

	2011	Change from 2010	2010	Change from 2009	2009
Net sales	$2,644	32%	$1,997	37%	$1,457
Operating profit	486	98%	245	528%	39
Operating margin	18.4%		12.3%		2.7%

Net sales increased 32% in 2011 compared to 2010 due to an increase in core sales of 29% and an increase of 3% from the favorable impact of foreign exchange. The increase in core sales reflects the continuing rebound in global end markets and in particular strong growth in the NAFTA Class 8 truck market. Net sales increased 37% in 2010 compared to 2009 due to an increase in core sales of 32% and an increase of 5% from the favorable impact of foreign exchange. The increase in core sales reflects the sharp rebound in global end markets, led by a recovery in NAFTA heavy-duty truck markets and strong markets in Brazil truck and agriculture vehicle production.

Operating profit in 2011 increased 98% compared to 2010 primarily due to higher sales volumes in 2011 and the resulting manufacturing efficiencies. Operating profit in 2010 increased 528% from 2009 primarily due to the increase in sales in 2010, net savings resulting from the workforce reductions taken in 2009, and manufacturing efficiencies resulting from higher sales volumes. These increases were partially offset by the cessation of temporary cost-savings measures introduced in 2009, higher raw material costs, and increased support costs as operations returned to normal operating levels compared to the depressed levels in 2009.

Automotive

	2011	Change from 2010	2010	Change from 2009	2009
Net sales	$1,746	13%	$1,547	26%	$1,229
Operating profit (loss)	209	28%	163	NM	(10)
Operating margin	12.0%		10.5%		NM

Net sales increased 13% in 2011 compared to 2010 due to an increase in core sales of 12% and an increase of 2% from the favorable impact of foreign exchange, offset by a 1% decrease related to a business divestiture. The increase in core sales in 2011 is due to the continued rebound in global automotive markets. Net sales increased 26% in 2010 from 2009, reflecting a rebound in global automotive markets from the recessionary conditions of 2009.

Operating profit in 2011 increased 28% from 2010 primarily due to higher sales volumes. Operating profit in 2010 increased from 2009 primarily due to the increase in sales in 2010, net savings resulting from workforce reductions taken in 2009, and manufacturing efficiencies resulting from higher sales volumes. These increases were partially offset by the cessation of temporary cost-savings measures introduced in 2009 and increased support costs as operations returned to normal operating levels compared to the depressed levels in 2009.

Corporate Expense

	2011	Change from 2010	2010	Change from 2009	2009
Amortization of intangible assets	$ 190	5%	$ 181	6%	$ 170
Interest expense-net	118	(13)%	136	(9)%	150
Pension and other postretirement benefits expense	142	18%	120	(43)%	212
Other corporate expense-net	257	13%	227	97%	115
Total corporate expense	$ 707	6%	$ 664	3%	$ 647

Total Corporate expense increased 6% in 2011 to $707 from $664 in 2010 due to an 18% increase in Pension and other postretirement benefits expense primarily related to changes in the discount rate and asset return assumptions, a 13% increase in Other corporate expense-net due to the adjustment to the LIFO reserve and higher general corporate expense as Eaton continues to add resources to support its growth, and a 5% increase in Amortization of intangible assets resulting from acquisitions of businesses. Total Corporate expense increased 3% in 2010 to $664 from $647 in 2009 due primarily to a 97% increase in Other corporate expense-net as Eaton returned to normal operating levels in 2010 from the depressed levels of 2009, a pretax charge of $36 related to a legal judgment in Brazil and higher expense associated with LIFO inventory. These items were partially offset by a 43% decrease in Pension and other postretirement benefits expense due to the absence of pension settlement and curtailment expense in 2010 that were incurred in 2009 as a result of limitations imposed by the Pension Protection Act on pension lump-sum distributions and the 2009 workforce reduction.

2012 Forward-Looking Perspective

As of late February, Eaton estimates its end markets for all of 2012 will grow 5%, with markets in all six segments registering growth. The Company anticipates that it will outgrow its end markets in 2012 by approximately $320 in Net sales. The incremental revenues in 2012 from recent acquisitions of businesses, net of a divestiture in 2011, are expected to total $315. Overall, Eaton anticipates its revenues in 2012 will grow by 6% compared to 2011.

- End markets for the Electrical Americas segment are expected to grow 5% in 2012.
- End markets for the Electrical Rest of World segment are expected to grow 1% in 2012, with Asia Pacific growth of 3% and a 1% decline in Europe.
- Global hydraulics markets are anticipated to grow 4% in 2012, with United States markets up 6% and non-United States markets up 2%.
- End markets for the Aerospace segment are expected to grow 5% in 2012.
- End markets for the Truck segment are expected to grow 9% in 2012, with United States markets up 16% and non-United States markets up 4%.
- End markets for the Automotive segment are expected to grow 5% in 2012, with United States automotive production up 7% and non-United States production up 4%.

Liquidity, Capital Resources and Changes in Financial Condition

Financial Condition and Liquidity

Eaton's objective is to finance its business through operating cash flow and an appropriate mix of equity and long-term and short-term debt. By diversifying its debt maturity structure, Eaton reduces liquidity risk. The Company maintains access to the commercial paper markets through $1,500 of credit facilities, of which $500 expires each year in 2012, 2013 and 2016, respectively. These facilities support Eaton's commercial paper borrowings. There were no borrowings outstanding under these revolving credit facilities at December 31, 2011. Eaton's non-United States operations also had available short-term lines of credit of approximately $1,181 at December 31, 2011. Over the course of a year, cash, short-term investments and short-term debt may fluctuate in order to manage global liquidity. Eaton believes it has the operating flexibility, cash flow, cash and short-term investment balances, and access to capital markets in excess of the liquidity necessary to meet future operating needs of the business.

During 2011, Eaton issued $300 floating rate senior unsecured Notes due June 16, 2014. The Company also refinanced a $500, five-year revolving credit facility which maintains long-term revolving credit facilities at a total of $1,500. For additional information on these financing transactions, see Note 5 to the Consolidated Financial Statements.

Eaton's credit facilities and indentures governing certain long-term debt contain various covenants, the violation of which would limit or preclude the use of the credit facilities for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At Eaton's present credit rating level, the most restrictive financial covenant provides that the ratio of secured debt (or lease payments due under a sale and leaseback transaction) to adjusted consolidated net worth (or consolidated net tangible assets, in each case as defined in the relevant credit agreement or indenture) may not exceed 10%. In each case, the ratio was substantially below the required threshold. In addition, Eaton is in compliance with each of its debt covenants for all periods presented.

Undistributed Assets of Non-U.S. Subsidiaries

At December 31, 2011, approximately 59% of the Company's consolidated cash and short-term investments resided in non-U.S. locations. These funds are considered permanently reinvested to be used to expand operations either organically or through acquisitions outside the U.S. The largest growth areas that are expected to require capital are in developing foreign markets such as Africa, Brazil, China, India, the Middle East and Southeast Asia. The Company's U.S. operations generate cash flow sufficient to satisfy U.S. operating requirements. The Company does not intend to repatriate any significant amounts of cash to the U.S. in the foreseeable future.

Sources and Uses of Cash Flow

Operating Cash Flow

Net cash provided by operating activities was $1,248 in 2011, a decrease of $34 compared to $1,282 in 2010. Operating cash flows in 2011 were primarily impacted by higher net income in 2011, which was more than offset by increased contributions to defined benefits plans, particularly contributions of $154 to other postretirement benefits plans that were not contributed in 2010, and higher working capital requirements compared to 2010. For additional information on postretirement benefits plans, see Note 6 to the Consolidated Financial Statements.

Net cash provided by operating activities was $1,282 in 2010, a decrease of $126 compared to $1,408 in 2009. Operating cash flows in 2010 reflected higher net income of $937 compared to $385 in 2009. Higher net income in 2010 primarily resulted from increased sales due to the global economic recovery during the year and the positive effect of recent changes in the Company's cost structure. Cash provided by operating activities in 2010 was lowered by increased contributions to pension plans of $403 compared to $271 in 2009. Net working capital funding was neutral in 2010 compared to a source of funds of $749 in 2009.

Investing Cash Flow

Net cash used in investing activities was $800 in 2011, a decrease of $212 compared to $1,012 in 2010. The decrease in 2011 was principally due to cash proceeds of $103 from the sale of short-term investments compared to purchases of $392 in 2010, partially offset by an increase in capital expenditures to $568 in 2011 from $394 in 2010, both of which are related to higher liquidity requirements as the Company returns to growth from the depressed levels of 2009. Investing cash flow usage included $325 related to the acquisitions of businesses, the largest of which were Internormen Technology Group, E. Begerow GmbH & Co. KG, and ACTOM Low Voltage. Higher capital expenditures were due to the Company's increased investments in property, plant and equipment to facilitate growth. Eaton expects $600 in capital expenditures in 2012.

Net cash used in investing activities was $1,012 in 2010, an increase of $787 compared to $225 in 2009. Investing cash flows in 2010 included $394 in capital expenditures for property, plant and equipment, an increase of $199 from the depressed level of spending of $195 in 2009. Investing cash flows include $222 related to the acquisitions of businesses primarily including CopperLogic, Wright Line Holding, Inc., and EMC Engineers. Acquisition expenditures in 2009 were $10.

For additional information on business acquisitions see Note 2 to the Consolidated Financial Statements.

Financing Cash Flow

Net cash used in financing activities was $381 in 2011, an increase of $120 compared to a use of cash of $261 in 2010. The increase was primarily due to share repurchases of $343 in 2011 and an increase of $99 in cash dividends paid in 2011 to Eaton common shareholders, partially offset by proceeds received from a $300 debt issuance completed by Eaton during 2011. Higher cash dividends paid was due to an increase in the quarterly cash dividend paid per common share from $1.08 to $1.36 per share, which was announced during the first quarter of 2011.

Net cash used in financing activities was $261 in 2010, a decrease of $800 compared to $1,061 in 2009. The decrease was primarily due to the use of cash in 2009 to markedly reduce long-term debt, with over $887 of debt paid off during the year.

Net-Debt-to-Capital Ratio

The net-debt-to-capital ratio was 26.5% at December 31, 2011 compared to 23.7% at December 31, 2010. The increase reflected the combined effect during 2011 of the $315 increase in total debt, the $87 decrease in cash and short-term investments, and the $107 increase in Eaton shareholders' equity.

Credit Ratings

A summary of Eaton's credit ratings follows:

Credit Rating Agency (long- /short-term rating)	Rating	Outlook
Standard & Poor's	A-/A-2	Stable outlook
Moody's	A3/P-2	Stable outlook
Fitch	A-/F2	Stable outlook

Defined Benefits Plans

Pension Plans

During 2011, the fair value of plan assets in the Company's employee pension plans increased $144 to $2,653 at December 31, 2011. The increase in plan assets was primarily due to contributions in excess of benefit payments and plan related expenses. At December 31, 2011, the net unfunded position of $1,751 in pension liabilities consisted of $1,086 in the U.S. Qualified Pension Plan, $618 in plans that have no minimum funding requirements, and $125 in all other plans that require minimum funding, partially offset by $78 in plans that are overfunded.

Funding requirements are a major consideration in making contributions to Eaton's pension plans. With respect to the Company's pension plans worldwide, the Company intends to contribute annually not less than the minimum required by applicable law and regulations. In 2011, $372 was contributed to the pension plans. The Company contributed $304 to the U.S. Qualified Pension Plan in early 2012 and anticipates making an additional $108 of contributions to certain pension plans during 2012. The funded status of the Company's pension plans at the end of 2012, and future contributions, will depend primarily on the actual return on assets during the year and the discount rate used to calculate certain benefits at the end of the year. Depending on these factors, and the resulting funded status of the pension plans, the level of future contributions could be materially higher or lower than in 2011.

Other Postretirement Benefits Plans

During 2011, Eaton contributed $154 into a Voluntary Employee Benefit Association (VEBA) trust for the pre-funding of postretirement Medicare Part D prescription drug benefits for the Company's eligible United States employees and retirees.

Off-Balance Sheet Arrangements

Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities or other persons. In the ordinary course of business, the Company leases certain real properties and equipment, as described in Note 7 to the Consolidated Financial Statements.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States requires management to make certain estimates and assumptions that may involve the exercise of significant judgment. For any estimate or assumption used, there may be other reasonable estimates or assumptions that may have been used. However, based on facts and circumstances inherent in developing estimates and assumptions, management believes it is unlikely that applying other such estimates and assumptions would have caused materially different amounts to have been reported. Actual results may differ from these estimates.

Revenue Recognition

Sales of products are recognized when a sales agreement is in place, products have been shipped to unaffiliated customers and title has transferred in accordance with shipping terms (FOB shipping point, FOB destination or equivalent International Commercial (INCO) Terms), the selling price is fixed and determinable and collectability is reasonably assured, all significant related acts of performance have been completed, and no other significant uncertainties exist. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Although the majority of the sales agreements contain standard terms and conditions, there are also agreements that contain multiple elements or non-standard terms and conditions. As a result, judgment is required to determine the appropriate accounting, including whether the deliverables specified in these agreements should be treated as separate units of accounting for sales recognition purposes, and, if so, how the sales price should be allocated among the elements and when to recognize sales for each element. For delivered elements, sales are recognized only when the delivered elements have standalone value, fair values of undelivered elements are known, there are no uncertainties regarding customer acceptance and there are no customer-negotiated refund or return rights affecting the sales recognized for delivered elements. Sales for service contracts are generally recognized as the services are provided.

Eaton records reductions to revenue for customer and distributor incentives, primarily comprised of rebates, at the time of the initial sale. Rebates are estimated based on sales terms, historical experience, trend analysis and projected market conditions in the various markets served. The rebate programs offered vary across businesses due to the numerous markets Eaton serves, but the most common incentives relate to amounts paid or credited to customers for achieving defined volume levels or other objectives.

Impairment of Goodwill and Other Long-Lived Assets

Goodwill and indefinite life intangible assets are evaluated annually for impairment as of July 1 using qualitative analysis, a discounted cash flow model and other valuation techniques. Additionally, goodwill and indefinite life intangible assets are evaluated for impairment whenever events or circumstances indicate there may be a possible permanent loss of value. Goodwill is tested for impairment at the reporting unit level, which is equivalent to Eaton's operating segments, and based on the net assets for each segment, including goodwill and intangible assets. Goodwill is assigned to each operating segment, as this represents the lowest level that constitutes a business and for which discrete financial information is available and is the level which management regularly reviews the operating results.

Qualitative Analysis

In September 2011, the Financial Accounting Standards Board issued a revised standard on testing goodwill for impairment. The revised standard allows an entity to first assess the carrying value of goodwill based on qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than the reporting unit's carrying amount. If, based on a qualitative assessment, the fair value of a reporting unit is more likely than not lower than its carrying value, the entity must then test goodwill from a quantitative perspective similar to prior guidance. This standard is effective for 2012, with early adoption permitted. Eaton elected to adopt this standard for its 2011 annual impairment testing.

Impairment testing for 2011 was performed by assessing certain qualitative trends and factors, including projected market outlook and growth rates, forecasted and actual sales and operating profit margins, discount rates, industry data and other relevant qualitative factors. These trends and factors were compared to, and based on, the assumptions used in the quantitative assessment performed in 2010. For 2011, it is more likely than not that the fair value of Eaton's reporting units continues to substantially exceed the respective carrying amount.

Quantitative Analysis

In 2010, goodwill was tested based on a discounted cash flow model to estimate the fair value of each operating segment, which considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The Company selected the discounted cash flow methodology as it believes that it is comparable to what would be used by market participants. The forecasted cash flows are based on the Company's long-term operating plan, and a terminal value is used to estimate the operating segment's cash flows beyond the period covered by the operating plan. The weighted-average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market participants of a business enterprise. These analyses require the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective operating segment. Sensitivity analyses are performed around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values. For 2010, the fair value of Eaton's reporting units substantially exceeded the respective carrying values.

Indefinite life intangible assets primarily consist of trademarks. The fair value of these assets are determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2011, the fair value of indefinite lived intangible assets substantially exceeded the respective carrying value.

For additional information about goodwill and other intangible assets, see Note 4 to the Consolidated Financial Statements.

Long-lived assets, goodwill and indefinite life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that may result in an impairment review include operations reporting losses, a significant adverse change in the use of an asset, the planned disposal or sale of the asset, a significant adverse change in the business climate or legal factors related to the asset, or a significant decrease in the estimated fair value of an asset. Upon indications of impairment, assets and liabilities are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The asset group would be considered impaired when the estimated future net undiscounted cash flows generated by the asset group are less than its carrying value. In instances where the carrying amount of the asset group exceeded the undiscounted cash flows, the fair value of the asset group would be determined and an impairment loss would be recognized based on the amount by which the carrying value of the asset group exceeds its fair value. Determining asset groups and underlying cash flows requires the use of significant judgment.

Recoverability of Deferred Income Tax Assets

Eaton is subject to the income tax laws in the jurisdictions in which it operates. In order to determine the income tax provision for financial statement purposes, Eaton must make significant estimates and judgments about its business operations in these jurisdictions. These estimates and judgments are also used in determining the deferred income tax assets and liabilities that have been recognized for differences between the financial statement and income tax basis of assets and liabilities, and income tax loss carryforwards and income tax credit carryforwards.

Management evaluates the realizability of deferred income tax assets for each jurisdiction in which it operates. If the Company experiences cumulative pretax income in a particular jurisdiction in a three-year period including the current and prior two years, management normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise. However, if the Company experiences cumulative pretax losses in a particular jurisdiction in a three-year period including the current and prior two years, management then considers a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, tax law carryback capability in a particular country, prudent and feasible tax planning strategies, and estimates of future earnings and taxable income using the same assumptions as the Company's goodwill and other impairment testing. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, management would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, management would establish a valuation allowance. For additional information about income taxes, see Note 8 to the Consolidated Financial Statements.

Pension and Other Postretirement Benefits Plans

The measurement of liabilities related to pension plans and other postretirement benefits plans is based on assumptions related to future events including interest rates, return on plan assets, rate of compensation increases, and health care cost trend rates. Actual plan asset performance will either reduce or increase losses included in accumulated other comprehensive loss, which ultimately affects net income.

The discount rate for United States plans was determined by discounting the expected future benefit payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date and solving for the single rate that generated the same benefit obligation. Only bonds rated Aa3 or better by Moody's Investor Services were included. Callable bonds and certain other bonds with uncertain pricing were eliminated. Finally, a subset of bonds was selected by grouping the universe of bonds by duration and retaining 50% of the bonds that had the highest yields.

The discount rates for non-United States plans are determined by region and are based on high quality long-term corporate and government bonds. Consideration has been given to the duration of the liabilities in each plan for selecting the bonds to be used in determining the discount rate.

Key assumptions used to calculate pension and other postretirement benefits expense are adjusted at each year-end. A 1-percentage point change in the assumed rate of return on pension plan assets is estimated to have approximately a $32 effect on pension expense. Likewise, a 1-percentage point change in the discount rate is estimated to have approximately a $53 effect on pension expense. A 1-percentage point change in the assumed rate of return on other postretirement benefits assets is estimated to have approximately a $1 effect on other postretirement benefits expense. A 1-percentage point change in the discount rate is estimated to have approximately a $4 effect on expense for other postretirement benefits plans. Additional information related to changes in key assumptions used to recognize expense for other postretirement benefits plans is found in Note 6 to the Consolidated Financial Statements.

Environmental Contingencies

As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party under the federal Superfund law at a number of disposal sites.

A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated the costs of remediation, which will be incurred over a period of years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs, when it is probable that a liability has been incurred. At December 31, 2011 and 2010, $62 and $71 was accrued for these costs.

Based upon Eaton's analysis and subject to the difficulty in estimating these future costs, the Company expects that any sum it may be required to pay in connection with environmental matters is not reasonably possible to exceed the recorded liability by an amount that would have a material effect on its financial position, results of operations or cash flows.

Market Risk Disclosure

On a regular basis, Eaton monitors third-party depository institutions that hold its cash and short-term investments, primarily for safety of principal and secondarily for maximizing yield on those funds. The Company diversifies its cash and short-term investments among counterparties to minimize exposure to any one of these entities. Eaton also monitors the creditworthiness of its customers and suppliers to mitigate any adverse impact.

Eaton uses derivative instruments to manage exposure to volatility in raw material costs, foreign currency and interest rates on certain debt instruments. Derivative financial instruments used by the Company are straightforward and non-leveraged; the counterparties to these instruments are financial institutions with strong credit ratings. Eaton maintains control over the size of positions entered into with any one counterparty and regularly monitors the credit rating of these institutions. See Note 12 to the Consolidated Financial Statements for additional information about hedges and derivative financial instruments.

Eaton's ability to access the commercial paper market, and the related cost of these borrowings, is based on the strength of its credit rating and overall market conditions. The Company has not experienced any material limitations in its ability to access these sources of liquidity. At December 31, 2011, Eaton had $1,500 of long-term revolving credit facilities with banks in support of its commercial paper program. It has no direct borrowings outstanding under these credit facilities. Eaton's non-United States operations also had available short-term lines of credit of approximately $1,181 at December 31, 2011.

Interest rate risk can be measured by calculating the short-term earnings impact that would result from adverse changes in interest rates. This exposure results from short-term debt, which includes commercial paper at a floating interest rate, long-term debt that has been swapped to floating rates, and money market investments that have not been swapped to fixed rates. Based upon the balances of investments and floating rate debt at year end 2011, a 100 basis point increase in short-term interest rates would have increased the Company's net, pretax interest expense by $3.2.

Eaton also measures interest rate risk by estimating the net amount by which the fair value of the Company's financial liabilities would change as a result of movements in interest rates. Based on Eaton's best estimate for a hypothetical, 100 basis point decrease in interest rates at December 31, 2011, the market value of the Company's debt and interest rate swap portfolio, in aggregate, would increase by $211.

Foreign currency risk is the risk of economic losses due to adverse changes in foreign currency exchange rates. The Company mitigates foreign currency risk by funding some investments in foreign markets through local currency financings. Such non-United States dollar debt was $154 at December 31, 2011. To augment Eaton's non-United States dollar debt portfolio, the Company also enters into forward foreign exchange contracts and foreign currency swaps from time to time to mitigate the risk of economic loss in its foreign investments. At December 31, 2011, the aggregate balance of such contracts was $341. Eaton also monitors exposure to transactions denominated in currencies other than the functional currency of each country in which the Company operates, and regularly enters into forward contracts to mitigate that exposure. In the aggregate, Eaton's portfolio of forward contracts related to such transactions was not material to its Consolidated Financial Statements.

Contractual Obligations

A summary of contractual obligations as of December 31, 2011 follows:

	2012	2013 to 2014	2015 to 2016	After 2016	Total
Long-term debt [1]	$ 321	$ 880	$ 104	$ 2,197	$ 3,502
Interest expense related to long-term debt	185	313	276	970	1,744
Reduction of interest expense from interest rate swap agreements related to long-term debt	(36)	(54)	(33)	(77)	(200)
Operating leases	146	210	115	79	550
Purchase obligations	624	75	62	108	869
Other long-term obligations	420	24	24	32	500
Total	$1,660	$ 1,448	$ 548	$ 3,309	$6,965

[1] Long-term debt excludes deferred gains and losses on derivatives related to debt, adjustments to fair market value, and premiums and discounts on long-term debentures.

Interest expense related to long-term debt is based on the fixed interest rate, or other applicable interest rate, related to the debt instrument. The reduction of interest expense due to interest rate swap agreements related to long-term debt is based on the difference in the fixed interest rate the Company receives from the swap, compared to the floating interest rate the Company pays on the swap. Purchase obligations are entered into with various vendors in the normal course of business. These amounts include commitments for purchases of raw materials, outstanding non-cancelable purchase orders, releases under blanket purchase orders and commitments under ongoing service arrangements. Other long-term obligations principally include anticipated contributions of $412 to pension plans in 2012 and $81 of deferred compensation earned under various plans for which the participants have elected to receive disbursement at a later date.

The table above does not include future expected pension benefit payments or expected other postretirement benefits payments. Information related to the amounts of these future payments is described in Note 6 to the Consolidated Financial Statements. The table above also excludes the liability for unrecognized income tax benefits, since the Company cannot predict with reasonable certainty the timing of cash settlements with the respective taxing authorities. At December 31, 2011, the gross liability for unrecognized income tax benefits totaled $236 and interest and penalties were $29.

Other Matters

In December 2010, a Brazilian court held that a judgment obtained by a Brazilian company, Raysul, against another Brazilian company, Saturnia, which was sold by Eaton in 2006, could be enforced against Eaton Ltda. This judgment is based on an alleged violation of an agency agreement between Raysul and Saturnia. At December 31, 2011, the Company has a total accrual of 70 Brazilian Reais related to this matter ($37 based on current exchange rates), comprised of 60 Brazilian Reais recognized in the fourth quarter of 2010 ($32 based on current exchange rates) with an additional 10 Brazilian Reais recognized in 2011 ($5 based on current exchange rates) due to subsequent accruals for interest and inflation. The Company expects that any sum it may be required to pay in connection with this matter will not exceed the amount of the recorded liability. In 2010, Eaton filed motions for clarification with the Brazilian court of appeals which were denied on April 6, 2011. Eaton Holding and Eaton Ltda. filed appeals on various issues to the Superior Court of Justice in Brasilia. On September 27, 2011, the Superior Court of Justice accepted two of the appeals and on November 21, 2011, Eaton's remaining appeal was accepted. These appeals will be heard in due course.

On October 5, 2006, ZF Meritor LLC and Meritor Transmission Corporation (collectively, Meritor) filed an action against Eaton in the United States District Court for Delaware. The action sought damages, which would be trebled under United States antitrust laws, as well as injunctive relief and costs. The suit alleged that Eaton engaged in anti-competitive conduct against Meritor in the sale of heavy-duty truck transmissions in North America. Following a four week trial on liability only, on October 8, 2009, the jury returned a verdict in favor of Meritor. Eaton firmly believes that it competes fairly and honestly for business in the marketplace, and that at no time did it act in an anti-competitive manner. During an earlier stage in the case, the judge concluded that damage estimates contained in a report filed by Meritor were not based on reliable data and the report was specifically excluded from the case. On November 3, 2009, Eaton filed a motion for judgment as a matter of law and to set aside the verdict. That motion was denied on March 10, 2011. On March 14, 2011, Eaton filed a motion for entry of final judgment of liability, zero damages and no injunctive relief. That motion was denied on June 9, 2011. On August 19, 2011, the Court entered final judgment of liability but awarded zero damages to plaintiffs. The Court also entered an injunction prohibiting Eaton from offering rebates or other incentives based on purchasing targets but stayed the injunction pending appeal. Eaton has appealed the liability finding and the injunction to the Third Circuit Court of Appeals. Meritor has cross-appealed the finding of zero damages. Accordingly, an estimate of any potential loss related to this action cannot be made at this time.

Forward-Looking Statements

This Annual Report to Shareholders contains forward-looking statements concerning Eaton's full year 2012 sales, the performance in 2012 of its worldwide end markets, and Eaton's 2012 growth in relation to end markets, among other matters. These statements may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions. These statements should be used with caution and are subject to various risks and uncertainties, many of which are outside Eaton's control. The following factors could cause actual results to differ materially from those in the forward-looking statements: unanticipated changes in the markets for the Company's business segments; unanticipated downturns in business relationships with customers or their purchases from us; the availability of credit to customers and suppliers; competitive pressures on sales and pricing; increases in the cost of material and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; strikes or other labor unrest; the impact of acquisitions and divestitures; unanticipated difficulties integrating acquisitions; new laws and governmental regulations; interest rate changes; tax rate changes or exposure to additional income tax liability; stock market and currency fluctuations; and unanticipated deterioration of economic and financial conditions in the United States and around the world. Eaton does not assume any obligation to update these forward-looking statements.

Quarterly Data (unaudited)

	Quarter ended in 2011				Quarter ended in 2010			
	Dec. 31	**Sept. 30**	**June 30**	**Mar. 31**	Dec. 31	Sept. 30	June 30	Mar. 31
(In millions except for per share data)								
Net sales	$ 4,033	$ 4,123	$ 4,090	$ 3,803	$ 3,663	$ 3,571	$ 3,378	$ 3,103
Gross profit	1,216	1,223	1,228	1,121	1,098	1,091	991	902
Percent of net sales	30.2%	29.7%	30.0%	29.5%	30.0%	30.6%	29.3%	29.1%
Income before income taxes	390	432	396	335	293	305	251	187
Net income	$ 361	$ 367	$ 338	$ 286	$ 283	$ 269	$ 229	$ 156
Adjustment for net loss (income) for noncontrolling interests	1	(2)	(2)	1	(3)	(1)	(3)	(1)
Net income attributable to Eaton common shareholders	$ 362	$ 365	$ 336	$ 287	$ 280	$ 268	$ 226	$ 155
Net income per common share								
Diluted	$ 1.07	$ 1.07	$ 0.97	$ 0.83	$ 0.82	$ 0.78	$ 0.66	$ 0.46
Basic	$ 1.08	$ 1.07	$ 0.99	$ 0.84	$ 0.83	$ 0.80	$ 0.67	$ 0.46
Cash dividends paid per common share	$ 0.34	$ 0.34	$ 0.34	$ 0.34	$ 0.29	$ 0.29	$ 0.25	$ 0.25
Market price per common share								
High	$ 47.44	$ 53.23	$ 56.42	$ 56.49	$ 51.35	$ 42.17	$ 40.89	$ 38.47
Low	$ 33.09	$ 33.97	$ 45.79	$ 48.57	$ 40.49	$ 31.48	$ 32.66	$ 30.42

Earnings per share for the four quarters in a year may not equal full year earnings per share.

Significant non-recurring adjustments included in Income before income taxes are as follows:

	Quarter ended in 2011				Quarter ended in 2010			
	Dec. 31	**Sept. 30**	**June 30**	**Mar. 31**	Dec. 31	Sept. 30	June 30	Mar. 31
(In millions)								
Acquisition integration charges	$ 5	$ 4	$ 2	$ 3	$ 15	$ 7	$ 9	$ 9

Ten-Year Consolidated Financial Summary (unaudited)

(In millions except for per share data)	**2011**	2010	2009	2008	2007	2006	2005	2004	2003	2002
Continuing operations										
Net sales	$ 16,049	$ 13,715	$ 11,873	$ 15,376	$ 13,033	$ 12,232	$ 10,874	$ 9,547	$ 7,796	$ 6,983
Income before income taxes	1,553	1,036	303	1,140	1,055	979	969	756	475	378
Income after income taxes	$ 1,352	$ 937	$ 385	$ 1,067	$ 973	$ 907	$ 788	$ 633	$ 368	$ 272
Income from discontinued operations	-	-	-	3	35	53	22	22	30	23
Net income	1,352	937	385	1,070	1,008	960	810	655	398	295
Less net income for noncontrolling interests	(2)	(8)	(2)	(12)	(14)	(10)	(5)	(7)	(12)	(14)
Net income attributable to Eaton common shareholders	$ 1,350	$ 929	$ 383	$ 1,058	$ 994	$ 950	$ 805	$ 648	$ 386	$ 281
Net income per common share – diluted										
Continuing operations	$ 3.93	$ 2.73	$ 1.14	$ 3.25	$ 3.19	$ 2.94	$ 2.54	$ 2.00	$ 1.18	$ 0.90
Discontinued operations	-	-	-	0.01	0.12	0.17	0.08	0.07	0.10	0.08
Total	$ 3.93	$ 2.73	$ 1.14	$ 3.26	$ 3.31	$ 3.11	$ 2.62	$ 2.07	$ 1.28	$ 0.98
Net income per common share – basic										
Continuing operations	$ 3.98	$ 2.76	$ 1.16	$ 3.29	$ 3.26	$ 2.99	$ 2.61	$ 2.05	$ 1.20	$ 0.91
Discontinued operations	-	-	-	0.01	0.12	0.17	0.07	0.07	0.11	0.09
Total	$ 3.98	$ 2.76	$ 1.16	$ 3.30	$ 3.38	$ 3.16	$ 2.68	$ 2.12	$ 1.31	$ 1.00
Weighted-average number of common shares outstanding										
Diluted	342.8	339.5	335.8	324.6	300.6	305.8	308.0	314.2	301.0	286.8
Basic	338.3	335.5	332.7	320.4	294.6	300.4	300.4	306.2	295.8	282.4
Cash dividends paid per common share	$ 1.36	$ 1.08	$ 1.00	$ 1.00	$ 0.86	$ 0.74	$ 0.62	$ 0.54	$ 0.46	$ 0.44
Total assets	$ 17,873	$ 17,252	$ 16,282	$ 16,655	$ 13,430	$ 11,417	$ 10,218	$ 9,075	$ 8,223	$ 7,138
Long-term debt	3,366	3,382	3,349	3,190	2,432	1,774	1,830	1,734	1,651	1,887
Total debt	3,773	3,458	3,467	4,271	3,417	2,586	2,464	1,773	1,953	2,088
Eaton shareholders' equity	7,469	7,362	6,777	6,317	5,172	4,106	3,778	3,606	3,117	2,302
Eaton shareholders' equity per common share	$ 22.34	$ 21.66	$ 20.39	$ 19.14	$ 17.71	$ 14.04	$ 12.72	$ 11.76	$ 10.19	$ 8.15
Common shares outstanding	334.4	339.9	332.3	330.0	292.0	292.6	297.0	306.6	306.0	282.4

Directors and Officers

As of March 1, 2012

Directors

George S. Barrett[1,3]
Chairman and Chief Executive Officer, Cardinal Health, Columbus, Ohio, a health care services company

Todd M. Bluedorn[2,4]
Chief Executive Officer, Lennox International Inc., Richardson, Texas, a global provider of climate control solutions for heating, air conditioning and refrigeration markets

Christopher M. Connor[2,4]
Chairman and Chief Executive Officer, The Sherwin-Williams Company, Cleveland, Ohio, a global manufacturer of paint, architectural coatings, industrial finishes and associated supplies

Michael J. Critelli[1,3]
Chief Executive Officer and President, Dossia Services Corporation, San Francisco, California, a personal health management systems company

Alexander M. Cutler[5*]
Chairman and Chief Executive Officer; President, Eaton Corporation, Cleveland, Ohio, a diversified power management company

Charles E. Golden[1,3*]
Retired. Former Executive Vice President and Chief Financial Officer and Director, Eli Lilly and Company, Indianapolis, Indiana, a pharmaceutical company

Arthur E. Johnson[1,4]
Retired. Former Senior Vice President, Corporate Strategic Development, Lockheed Martin Corporation, Bethesda, Maryland, a manufacturer of advanced technology systems, products and services

Ned C. Lautenbach[2,4*]
Retired. Former Partner, Clayton, Dubilier & Rice Inc., New York, N.Y., a private equity investment firm specializing in management buyouts

Deborah L. McCoy[2*,3]
Independent consultant. Former Senior Vice President, Flight Operations, Continental Airlines Inc., Houston, Texas, a commercial airline

Gregory R. Page[1*,4]
Chairman and Chief Executive Officer, Cargill Incorporated, Minneapolis, Minnesota, an international marketer, processor and distributor of agricultural, food, financial and industrial products and services

Gary L. Tooker[2,3]
Independent consultant. Former Chairman and Chief Executive Officer, Motorola Inc., Schaumburg, Illinois, a manufacturer of electronics equipment

Board Committees

Each of the non-employee directors serves a four-month term on the Executive Committee. Alexander M. Cutler serves a 12-month term as Committee Chair.

January 1, 2011 through April 27, 2011	April 28, 2011 through August 31, 2011	September 1, 2011 through December 31, 2011	January 1, 2012 through April 25, 2012
C. E. Golden	G. S. Barrett	C. M. Connor	C. E. Golden
D. L. McCoy	T. M. Bluedorn	A. E. Johnson	D. L. McCoy
G. L. Tooker	M. J. Critelli	N. C. Lautenbach	G. L. Tooker
	G. R. Page		

1 Audit Committee
2 Compensation and Organization Committee
3 Finance Committee
4 Governance Committee
5 Executive Committee
* Denotes Committee Chair

Elected Officers

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Craig Arnold
Vice Chairman and Chief Operating Officer, Industrial Sector

Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer

Thomas S. Gross
Vice Chairman and Chief Operating Officer, Electrical Sector

Revathi Advaithi*
President–Americas Region, Electrical

Frank Campbell
President–Europe, Middle East and Africa Region, Electrical

Kenneth F. Davis
President–Vehicle Group

James W. McGill*
President–Asia Pacific Region, Electrical

Bradley J. Morton
President–Aerospace Group

William R. VanArsdale
President–Hydraulics Group

William W. Blausey Jr.
Senior Vice President and Chief Information Officer

Steven M. Boccadoro
Senior Vice President–Sales and Marketing

Cynthia K. Brabander
Executive Vice President and Chief Human Resources Officer

Donald H. Bullock
Senior Vice President–Investor Relations

William B. Doggett
Senior Vice President–Public and Community Affairs

David B. Foster
Senior Vice President–Corporate Development and Treasury

Curtis J. Hutchins
President–Asia Pacific Region, Eaton

Harold V. Jones
Senior Vice President–Environment, Health and Safety

Lennart Jonsson
Senior Vice President and Chief Technology Officer

John J. Matejka
Senior Vice President–Internal Audit

Donald J. McGrath Jr.
Senior Vice President–Communications

Mark M. McGuire
Executive Vice President and General Counsel

John S. Mitchell
Senior Vice President–Taxes

Thomas E. Moran
Senior Vice President and Secretary

Billie K. Rawot
Senior Vice President and Controller

Craig Reed
Senior Vice President–Supply Chain Management

Deborah R. Severs
Senior Vice President–Global Ethics and Compliance

Yannis P. Tsavalas
President–Europe, Middle East and Africa Region, Eaton

Uday Yadav
Executive Vice President–Eaton Business System

*Effective April 1, 2012

Shareholder Information

Address

Eaton Corporation, Eaton Center, 1111 Superior Avenue, Cleveland, OH 44114-2584 USA
216.523.5000 www.eaton.com

Annual Meeting

The company's 2012 annual meeting of shareholders will be held at 10:30 a.m. Eastern Time, on Wednesday, April 25, 2012, at Eaton Center, 1111 Superior Avenue, Cleveland, OH. Formal notice of the meeting, a proxy statement and proxy form will be mailed to each shareholder of record on or about March 16, 2012.

Eaton shareholders can register for electronic delivery of the Proxy Statement and Annual Report to Shareholders, as well as online proxy voting, at http://enroll.icsdelivery.com/etn.

Annual Report on Form 10-K and Other Financial Reports

Any shareholder may obtain at no charge a copy of Eaton's Annual Report on Form 10-K for 2011, as filed with the Securities and Exchange Commission, upon written request to the Investor Relations Office at the Eaton Corporation address shown above. The Annual Report on Form 10-K and other public financial reports are also available on Eaton's website at www.eaton.com.

Annual Certifications

The most recent certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2 to Eaton's Annual Report on Form 10-K for 2011. Additionally, Eaton submitted to the New York Stock Exchange its 2011 Chief Executive Officer Certification regarding Eaton's compliance with the corporate governance listing standards of the Exchange.

Quarterly Financial Releases

Eaton's financial results are available approximately two weeks after the end of each quarter. Releases are available on Eaton's website at www.eaton.com. Copies may also be obtained by calling 216.523.4254.

Common Shares

Listed for trading: New York and Chicago stock exchanges (Ticker Symbol: ETN)

Annual Report to Shareholders

Eaton Corporation's 2011 Annual Report to Shareholders is available online at www.eaton.com/annualreport.

Transfer Agent, Registrar, Dividend Disbursement Agent and Dividend Reinvestment Agent

Computershare Shareowner Services*
First Class/Registered Mail: P.O. Box 358015, Pittsburgh, PA 15252-8015
Courier Packages: 480 Washington Boulevard, Jersey City, NJ 07310-1900
Toll-free: 888.597.8625 201.680.6578 (outside the U.S.)
TDD: 800.231.5469 (hearing-impaired inside the U.S.) TDD: 201.680.6610 (hearing-impaired outside the U.S.)
Computershare may also be contacted via its website at www.bnymellon.com/shareowner/equityaccess.

Dividend Reinvestment and Direct Stock Purchase Plan

A dividend reinvestment plan is available at no charge to shareholders of record of Eaton Common Shares. Through the plan, shareholders of record may buy additional shares by reinvesting their cash dividends or investing additional cash up to $60,000 per year. Also, new investors may buy Eaton shares under this plan. Interested shareholders of record or new investors should contact Computershare, as shown above.

Direct Deposit of Dividends

Shareholders of record may have their dividends directly deposited to their bank accounts. Interested shareholders of record should contact Computershare, as shown above.

Investor Relations Contact

Investor inquiries may be directed to Eaton at 888.328.6647.

Charitable Contributions

A report of Eaton's charitable contributions is available on Eaton's website at www.eaton.com.




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*Computershare acquired BNY Mellon Shareowner Services on December 31, 2011.

Design and Photo Illustrations: Nesnadny + Schwartz, Cleveland + New York + Toronto Principal Copywriting: Frank J. Oswald Chairman's Portrait: Design Photography Inc.

EATON
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Eaton Corporation
Eaton Center
1111 Superior Avenue
Cleveland, OH 44114 USA
www.eaton.com


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